Exhibit 99.1

CREDICORP

4Q/2023

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Andrea Sertzen, FRM
Fernando Salgado
Zeljko Janzic
Juan Carlos Benites
Marco Perez

investorrelations@credicorpperu.com

|	Earnings Release 4Q / 2023

Table of Contents

Operating and Financial Highlights	03

Senior Management Quotes	05

Fourth Quarter 2023 Earnings Conference Call	06

Summary of Financial Performance and Outlook	07

Financial Overview	12

Credicorp’s Strategy Update	13

Analysis of 4Q23 Consolidated Results

01	Loans and Portfolio Quality	17

02	Deposits	24

03	Interest Earning Assets and Funding	27

04	Net Interest Income (NII)	28

05	Provisions	32

06	Other Income	34

07	Insurance Underwriting Results	37

08	Operating Expenses	39

09	Operating Efficiency	41

10	Regulatory Capital	42

11	Economic Outlook	44

12	Appendix	49

Datos elaborados por BCP para uso Interno	2

|	Earnings Release 4Q / 2023

Operating and Financial Highlights

Credicorp Ltd. Reports Financial and Operating Results for 4Q23 and FY23

Resilient profitability in challenging context supported by Universal Banking and Insurance. Despite the provision related to El Niño
Phenomenon (FEN) in 4Q23, ROE stood at 10.6% in the quarter and 15.8% in the year.

NIM increased 10 bps QoQ to 6.21% while risk-adjusted NIM declined 35 bps to 4.10%, reflecting 45 bps impact from FEN provision.

Prudent provisioning amid controlled delinquency with

Cost of Risk of 3.2%, impacted by 70 bps due to the FEN Provision. Structural NPL coverage stood at 102.4%

Lima, Peru – February 08, 2024 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the quarter ended December 31, 2023. Financial results are expressed in Soles and are presented in accordance with International Financial Reporting Standards (IFRS). Effective 1Q23, the Company reports under IFRS 17 accounting standards for insurance contracts. While the impact on consolidated net income is not material, the reclassification of line items in the P&L has impacted the efficiency ratio. To facilitate comparability, figures for 4Q22 and FY22 have been restated to reflect IFRS 17.

4Q23 OPERATING AND FINANCIAL HIGHLIGHTS

●	Net Income attributable to Credicorp declined 16.7% YoY to S/841.8 million while shareholders’ equity rose 11.9%. On-going challenges on the macro front led to higher provisions at Mibanco and BCP, which, together with an impairment charge in Mibanco Colombia impacted the bottom line. ROE dropped to 10.6% in 4Q23 from 16.2% in 3Q23 and 14.4% in 4Q22. FY23 ROE stood at 15.8%, 98 bps lower compared to 16.8% in FY22.

●	Structural Loans measured in average daily balances (ADB) increased 0.4% QoQ and 0.3% YoY. Loan growth in Retail Banking at BCP was largely offset by drop in loans in Wholesale Banking, which was impacted by a decline in private investment, and by a decrease in Mibanco’s risk appetite due to a challenging context.

●	Total Deposits declined 0.5% QoQ at year-end, as the contraction of Time Deposits more than offset the expansion of Low-Cost Deposits. YoY, Deposits increased 0.5%, driven mainly by fund migration from Savings Deposits to Time Deposits as clients sought higher rates. Low-cost Deposits accounted for 68.1% of total deposits at quarter end, leading the market with a 41.6% share.

●	The Structural NPL ratio increased 7 bps QoQ to 5.6%, as adverse events and weak macro context continued to impact client payment performance, albeit to a lesser extent than in past quarters. At BCP, key drivers were (i) SME- Pyme, although new vintages present better performance, (ii) Consumer and Credit Cards, mainly in loans more than 120 days past due. At Mibanco, delinquency increased among clients with higher-ticket loans and those impacted by social conflicts or climatic conditions.

●	Structural Provisions increased 31.1% QoQ, which reflects the impact of provisions set aside for El Niño for approximately S/250 million. If we exclude this impact, Structural Provisions rose 2.8% QoQ driven by a base effect in Wholesale Banking while SME-Pyme remains impacted by a recessive environment. The aforementioned dynamics were partially offset by reversals in Mortgages provisions and by a portfolio contraction at Mibanco. The Cost of Risk increased 71 bps sequentially to 3.2% while the Structural Cost of Risk increased 78 bps sequentially to 3.3%. The Structural NPL Coverage ratio, in turn, stood at 102.4%.

●	Core Income increased 2.6% QoQ, mainly driven by a 2.9% increase in Net Interest Income (NII), proof of the resilience of business operations in a context marked by lower interest rates. Excluding BCP Bolivia, Fee Income and FX transactions were up 2.1% QoQ, reflecting an uptick in FX volumes as BCP leveraged growth in year-end volumes and higher fee income from Credicorp Capital. For FY23, Core Income rose 11.4%, supported by 16.6% growth in NII.

Datos elaborados por BCP para uso Interno	3

|	Earnings Release 4Q / 2023

Operating and Financial Highlights

●
Net Interest Margin (NIM) increased 10 bps QoQ to 6.21% due to a stable yield on IEA and a decrease in the funding cost. YoY, NIM increased 46 bps after growth in the yield on IEAs surpassed the expansion registered for the funding cost. Risk-adjusted NIM fell 35 bps QoQ to 4.10%, impacted by provisions set aside for El Niño, which accounted for 45 bps of drop reported this quarter.

●	Insurance Underwriting Results declined 13.2% QoQ, driven by a higher claims expenses in P&C and Life businesses, but increased 110.0% YoY, driven by the Life Business.

●	Efficiency Ratio improved 142 bps in 2023 reaching 46.1%, on the back of positive operating leverage at BCP and Pacifico.

●
Yape, continues to scale, reaching 11 million monthly active users. The app continues to add user-friendly features while bolstering engagement and fee generation. With revenue per monthly active user (MAU) up by 34.5% QoQ, and despite a seasonal uptick in costs, Yape remains on track to reaching cashflow break-even in 2024.

●
Credicorp maintains a solid capital base, with a IFRS CET1 Ratio for BCP of 13.2%, up 16 bps QoQ. Mibanco IFRS CET1 Ratio stood at 18.4%, up 80 bps QoQ; both these levels are above internal targets of 11% and 15%, respectively.

●
At BCP stand-alone, 30-day local currency Liquidity Coverage Ratio (LCR) currency stood at 170.4% under regulatory standards and 133.6% based on more stringent internal standards, while USD 30-day LCR stood at 171.3% and 108.0% under regulatory and more stringent internal standards, respectively.

●
In December 2023, Credicorp published its Inaugural Task Force on Climate-Related Financial Disclosures (TCFD) Report, building on its environmental commitment to being a local leader in supporting the transition towards an environmentally sustainable economy by building capabilities and knowledge that encourage sustainable businesses and promptly managing environmental risks.

Datos elaborados por BCP para uso Interno	4

|	Earnings Release 4Q / 2023

Senior Management Quotes

SENIOR MANAGEMENT QUOTES

Datos elaborados por BCP para uso Interno	5

|	Earnings Release 4Q / 2023

Fourth Quarter 2023 Earnings Conference Call

FOURTH QUARTER 2023 EARNINGS CONFERENCE CALL

Date: Friday February 9th, 2024

Time: 9:30 am ET (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer, Cesar Rios - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Reynaldo Llosa - Chief Risk Officer, Diego Cavero – Head of Universal Banking, Cesar Rivera - Head of Insurance and Pensions, Carlos Sotelo - Mibanco CFO and Investor Relations Team.

To pre-register for the listen-only webcast presentation use the following link:

https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10185821&linkSecurityString=fb6ad9 ac89

Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:

1 844 435 0321 (U.S. toll free)

1 412 317 5615 (International)

Participant Web Phone: Click Here

Conference ID: Credicorp Conference Call

The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s Third Quarter 2023 Earnings Release, please visit:
https://credicorp.gcs-web.com/financial-information/quarterly-results

Datos elaborados por BCP para uso Interno	6

|	Earnings Release 4Q / 2023

Summary of Financial Performance and Outlook

Loans in Average Daily Balances (ADB)

Structural loans measured in ADB increased 0.4% QoQ (+0.7% Neutral Exchange Rate) to stand at S/138,348 million. Growth was mainly attributable to Retail Banking at BCP, led by an uptick in SME-Pyme and Mortgages. This evolution was partially offset by a drop in balances in Wholesale Banking, which was fueled by a reduction in private investment, and by lower balances at Mibanco, where a decline reflected tighter lending conditions implemented.

YoY, structural loan growth stood at 0.3% (+0.7% Neutral Exchange Rate). This evolution was driven by Retail Banking at BCP and by SME-Pyme, Mortgages and Credit Cards in particular, and was offset by a drop in Wholesale Banking balances, which was spurred by the same factors seen QoQ.

The Government Loan Portfolio (GP) represented 2.7% of total loans in average daily balances this quarter (2.5% in quarter-end balances), which were concentrated in BCP SME-Pyme and BCP SME-Business.

Deposits

Our deposit base measured in quarter-end balances decreased 0.5% QoQ (+0.6% Neutral Exchange Rate). This latter growth was mainly attributable to a growth in Low-Cost Deposits.

In the YoY comparison, the deposit base increased 0.5% (+1.9% Neutral Exchange Rate). Low-cost deposits, which represented 68.1% of our total deposit base at the end of the quarter, continued to play a predominant role in our funding mix.

Net Interest Income (NII) and Margin (NIM)

NII rose 2.9% QoQ to stand at S/3,348 million. This evolution was driven by an uptick in financial income, which was primarily fueled by growth in structural loans, driven by Retail Banking. Interest expenses fell 2.7% QoQ due to liability repricing in a cycle of lower interest rates and to an uptick in Low-Cost Deposits’ share of our funding base. In this context, the drop reported in the Funding Cost outpaced the reduction registered for the IEA yield; these factors led NIM to stand at 6.21% at quarter-end.

YoY and YTD, Net Interest Income rose 6.6% and 16.6% respectively, driven primarily by the evolution of rates for both currencies and by a shift in the loan mix toward retail.

Datos elaborados por BCP para uso Interno	7

|	Earnings Release 4Q / 2023

Summary of Financial Performance and Outlook

Portfolio Quality and Structural Cost of Risk

QoQ, the structural NPL balance rose 1.7%. This growth was concentrated in: (i) SME-Pyme, where the uptick in delinquency was concentrated in old vintages while indicators for early delinquency for new vintages improved, (ii) Consumer and Credit Cards, where growth in the NPL volumen was concentrated in loans overdue more than 120 days; and (iii) Mibanco, where early delinquency was concentrated concentrated in loans with higher tickets; note that in 3Q23, we began implementing stricter credit policies and expect to see improvement down the line. These dynamics were partially offset by Corporate, driven by recoveries associated to two specific loans.

In this context, the structural NPL ratio stood at 5.6% while the structural NPL Coverage ratio situated at 102.4%

Structural provisions this quarter reflected provisions set aside for the El Niño Phenomenon for approximately S/250 MM, which was based on the information available at the close of the books. If we exclude this effect, structural provisions rose 2.8% QoQ, driven by Wholesale Banking via a base effect and by SME-Pyme, due to a downturn in client payment performance. These dynamics were partially offset by reversals for sub-products in Mortgage and by lower provisions at Mibanco.

YTD, structural provisions excluding provisions set aside for El Niño Phenomenon, increased 91.0%, driven by Retail Banking at BCP and Consumer, Credit Cards and SME-Pyme in particular, which were impacted by an uptick in the deterioration of old vintages. Provisions at Mibanco also rose significantly. The aforementioned dynamics were partially offset by reversals of provisions in Wholesale Banking during the year, which reflected recoveries of impaired loans.

In this context, the Structural Cost of Risk stood at 3.3% and the Cost of Risk, at 3.2%. YTD, the Structural Cost of Risk situated at 2.5% and the Cost of Risk, at 2.5%.

Datos elaborados por BCP para uso Interno	8

|	Earnings Release 4Q / 2023

Summary of Financial Performance and Outlook

Other Income

Other Core Income1 (Fees + Gains on FX transactions), excluding BCP Bolivia, rose 2.1% QoQ. This evolution was driven mainly by an increase in the net gain on FX transactions at BCP Stand-alone and, to a lesser extent, by an uptick in Fee Income at Credicorp Capital. YoY, excluding BCP Bolivia, the 1.4% increase was attributable to growth in the balance for fees at Credicorp Capital, driven by an uptick in fees through BCP Stand-alone.

Other Non-core income rose 29.6% and 102.8 % QoQ and YoY respectively. These increases were mainly driven by Other Income, which was up due to sales of judicial recoveries and, to a lesser extent, due to an uptick in the Net Gain on Securities at BCP. YTD, growth was driven by an increase in the Net gain on Securities, which was attributable to good results for trading strategies at Credicorp Capital and ASB and growth in income from the investment portfolio at Pacífico.

(1) When analyzing the results for fee income and FX transactions, it is important to note that both lines have been affected by our operation in BCP Bolivia, where we charge fees to FX clients to offset losses on buy-sell FX transactions.

Insurance Underwriting Result

The Insurance Underwriting Result dropped 13.2% QoQ. This evolution was fueled by higher claims expenses in our P&C and Life businesses.

YTD, the underwriting results were up 43.9% due to an increase in income from Life and a more favorable reinsurance result. These dynamics were partially attenuated by an increase in expenses for insurance services, primarily in the P&C business.

Datos elaborados por BCP para uso Interno	9

|	Earnings Release 4Q / 2023

Summary of Financial Performance and Outlook

Efficiency

At the end of 2023, the Efficiency ratio stood at 46.1%, which represents an improvement of 142 bps versus the figure in 2022. This dynamic was in line with a 13.2% uptick in operating income, where growth outpaced the uptick registered for operating expenses.

Operating expenses rose 9.8% YTD, driven primarily by disruptive initiatives at Credicorp and core expenses (non – disruption) at BCP.

* Operating Expenses and Income have been reformulated due to the application of IFRS 17 and as such, are reported differently than seen in earlier reports. This reformulation has led to a subsequent change in the way that the Efficiency Ratio is calculated. For more detail, please refer to appendix 12.1

Net earnings attributable to Credicorp

In 4Q23, net income attributable to Credicorp stood at S/841.8 million, down -32.0% QoQ and up -16.7% YoY. Net Shareholders’ Equity was S/32,460 million (+3.8% QoQ and +11.9% YoY). Consequently, ROE stood at 10.6%.

YTD, in addition to recurring dynamics, this year’s results were impacted by a deterioration in goodwill at Mibanco Colombia and by an increase in provisions for withholding tax at the holding level, which was attributable to higher expectations for dividend payments.

Consequently, net income attributable to Credicorp rose 4.7% versus the figure in 2022 to stand at S/4,866 million. In this context, ROE stood at 15.8%, 98 bps below the level reported in 2022.

Contributions and ROE by subsidiary in 4Q23

(S/ millions)

(1) This figure excludes the impact of the goodwill Impairment on Mibanco Colombia’s performance.

(2) At BCP Stand Alone, the figure is lower than net income because it does not include gains on investments in other Credicorp subsidiaries (Mibanco).

(3) At Mibanco, the figure is lower than net income because Credicorp owns 99.921% of Mibanco (directly and indirectly).

(4) The Contribution of Grupo Pacífico presented here is higher than the earnings reported for Pacifico Seguros because it includes 100% of Crediseguros (including 48% under Grupo Credito)

Datos elaborados por BCP para uso Interno	10

|	Earnings Release 4Q / 2023

Summary of Financial Performance and Outlook

Universal Banking

In 2023, BCP reported an uptick in profitability. This evolution was driven by growth in Core Income, which was led by an increase in Net Interest Income, on the back of higher interest rates and a shift in the portfolio mix towards retail. These dynamics were partially offset by an increase in provisions, which was primarily driven by a deterioration in client payment performance due to a recessive environment and adverse social and climatic events.

Microfinance

Mibanco reported a drop in profitability this year, which was driven primarily by a substantial increase in provisions. New vintages show improvement, and we continue to evaluate our approach to risk management. Mibanco Colombia registered losses and we are redefining our short-term strategy for the business.

Insurance and Pensions

In 2023, Grupo Pacífico reported extraordinarily high results due to positive dynamics for the Underwriting Insurance Result in the Life business. These results were attributable to on-going development in internal capacities and transitory tailwinds.

Investment Management and Advisory

The Investment Management and Advisory businesses benefitted from an improvement in market performance; favorable dynamics in the wealth management line; and a rigorous program to control spending.

Outlook

We expect to close 2024 with an ROE around 17.0%. We expect that this result will be driven by: i) our resilient NIM; ii) A reduction in the cost of risk and iii) a pick-up in the pace of growth in loans and fees as the economy reactivates

Datos elaborados por BCP para uso Interno	11

|	Earnings Release 4Q / 2023

Financial Overview

Credicorp Ltd.	Quarter			% change		As of		% change
S/000
	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Net interest, similar income and expenses	3,140,404	3,254,043	3,347,684	2.9%	6.6%	11,091,618	12,937,972	16.6%

Provision for credit losses on loan portfolio, net of recoveries	(730,681)	(917,642)	(1,173,454)	27.9%	60.6%	(1,811,538)	(3,622,345)	100.0%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,409,723	2,336,401	2,174,230	-6.9%	-9.8%	9,280,080	9,315,627	0.4%

Total other income	1,327,862	1,402,603	1,486,823	6.0%	12.0%	5,066,096	5,655,825	11.6%
Insurance underwriting result	136,824	330,900	287,295	-13.2%	110.0%	841,448	1,211,100	43.9%
Total other expenses	(2,363,787)	(2,350,469)	(2,661,542)	13.2%	12.6%	(8,317,013)	(9,334,223)	12.2%
Profit before income tax	1,510,622	1,719,435	1,286,806	-25.2%	-14.8%	6,870,611	6,848,329	-0.3%
Income tax	(476,236)	(455,865)	(434,648)	-4.7%	-8.7%	(2,110,501)	(1,888,451)	-10.5%
Net profit	1,034,386	1,263,570	852,158	-32.6%	-17.6%	4,760,110	4,959,878	4.2%
Non-controlling interest	24,231	25,397	10,331	-59.3%	-57.4%	112,292	94,338	-16.0%
Net profit attributable to Credicorp	1,010,155	1,238,173	841,827	-32.0%	-16.7%	4,647,818	4,865,540	4.7%
Dividends distribution, net of treasury shares effect (S/000)	-	-	-	-	-	1,196,422	1,994,037	66.7%
Net income / share (S/)	12.7	15.5	10.6	-32.0%	-16.7%	58.3	61.0	4.7%
Dividends per Share (S/)	-	-	-	-	-	15.0	25.0	66.7%
Loans	148,626,374	145,129,260	144,976,051	-0.1%	-2.5%	148,626,374	144,976,051	-2.5%
Deposits and obligations	147,020,787	148,471,535	147,704,994	-0.5%	0.5%	147,020,787	147,704,994	0.5%
Net equity	29,003,644	31,267,592	32,460,004	3.8%	11.9%	29,003,644	32,460,004	11.9%
Profitability
Net interest margin(1)	5.75%	6.11%	6.21%	10 bps	46 bps	5.09%	6.01%	92 bps
Risk-adjusted Net interest margin	4.45%	4.45%	4.10%	-35 bps	-35 bps	4.29%	4.38%	9 bps
Funding cost(2)	2.35%	3.15%	3.03%	-12 bps	68 bps	1.83%	2.91%	108 bps
ROE	14.4%	16.2%	10.6%	-559 bps	-379 bps	16.8%	15.8%	-98 bps
ROA	2.1%	2.1%	1.4%	-69 bps	-74 bps	2.0%	2.0%	4 bps
Loan portfolio quality
Internal overdue ratio(3)	4.0%	4.4%	4.2%	-18 bps	23 bps	4.0%	4.2%	23 bps
Internal overdue ratio over 90 days	3.1%	3.5%	3.5%	-8 bps	35 bps	3.1%	3.5%	35 bps
NPL ratio(4)	5.4%	6.0%	5.9%	-8 bps	48 bps	5.4%	5.9%	48 bps
Cost of risk(5)	2.0%	2.5%	3.2%	71 bps	127 bps	1.2%	2.5%	128 bps
Coverage ratio of IOLs	132.5%	125.8%	135.1%	937 bps	258 bps	132.5%	135.1%	258 bps
Coverage ratio of NPLs	97.9%	93.0%	97.0%	399 bps	-91 bps	97.9%	97.0%	-91 bps
Operating efficiency
Efficiency ratio(6)	49.5%	46.3%	49.0%	265 bps	-57 bps	47.5%	46.1%	-142 bps
Operating expenses / Total average assets	3.8%	3.8%	4.0%	26 bps	22 bps	4.4%	4.9%	50 bps
Capital adequacy - BCP Stand-alone
Global Capital ratio(7)	n.a	17.5%	17.5%	-5 bps	n.a	n.a	17.5%	n.a
Tier 1 ratio(8)	n.a	13.0%	13.1%	8 bps	n.a	n.a	13.1%	n.a
Common equity tier 1 ratio(9)(11)	12.6%	13.0%	13.2%	16 bps	61 bps	12.6%	13.2%	61 bps
Capital adequacy - Mibanco
Global Capital ratio(7)	n.a	19.8%	20.6%	81 bps	n.a	n.a	20.6%	n.a
Tier 1 ratio(8)	n.a	17.4%	18.2%	79 bps	n.a	n.a	18.2%	n.a
Common equity tier 1 ratio(9)(11)	16.5%	17.6%	18.4%	80 bps	191 bps	16.5%	18.4%	191 bps
Employees	36,968	37,161	37,074	-0.2%	0.3%	36,968	37,074	0.3%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares (10)	14,849	14,847	14,847	0.0%	0.0%	14,849	14,847	0.0%
Outstanding Shares	79,533	79,535	79,535	0.0%	0.0%	79,533	79,535	0.0%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses) / Average Interest Earning Assets
(2) Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3) Internal Overdue Loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans / Total loans
(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5) Cost of risk = Annualized provision for loan losses, net of recoveries / Total loans.
(6) Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result)
(7) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(11) Common Equity Tier I calculated based on IFRS Accounting

Datos elaborados por BCP para uso Interno	12

|	Earnings Release 4Q / 2023

Credicorp’s Strategy Update

Credicorp’s Strategy

Credicorp has demonstrated resilience in a challenging context. The company has leveraged its financial strength, prudent approach to risk management, client-centered focus, and digital capacities developed over the last decade to navigate complex junctures and bolster its leadership. In 2023, Credicorp anticipated the credit cycle and revised its appetite for risk while proactively offering financial assistance to clients. The company has developed its proposition for transaction value and increased its insurance offerings to reach more clients while improving its performance indicators for user experience and frequency of use.

Credicorp continues to invest in technology and disruptive initiatives to maintain a competitive advantage and ensure sustainability down the line. By understanding market trends and satisfying clients’ needs, Credicorp aims to solidify its position and expand into new markets.

Main KPIs of Credicorp’s Strategy

Traditional Business Transformation (1)	Subsidiary	4Q22	3Q23	4Q23
Day to Day
Digital monetary transactions (2)	BCP	67%	76%	80%
Transactional cost by unit	BCP	0.11	0.07	0.07
Disbursements through leads (3)	Mibanco	76%	70%	71%
Disbursements through alternative channels (4)	Mibanco	45%	44%	41%
Mibanco Productivity (5)	Mibanco	25.9	22.1	21.6
Cashless
Cashless transactions (6)	BCP	48%	51%	56%
Mobile Banking rating iOS	BCP	4.7	4.7	4.7
Mobile Banking rating Android	BCP	3.7	4.2	4.7
Digital Acquisition Digital sales (7)	BCP	61%	58%	61%

(1) Figures for December 2022, September 2023, and December 2023

(2) Monetary Transactions conducted through Retail Banking, Internet Banking, Yape and Telecredito/Total Retail Monetary Transactions in Retail Banking.

(3) Disbursements generated through leads/Total disbursements.

(4) Disbursements conducted through alternative channels/Total disbursements.

(5) Number of loans disbursed/ Total relationship managers

(6) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/ Total amount transacted through Retail Banking Minorista.

(7) Units sold by Retail Banking through digital channels/ Total number of units sold by Retail Banking.

Datos elaborados por BCP para uso Interno	13

|	Earnings Release 4Q / 2023

Credicorp’s Strategy Update

Disruptive Initiatives: Yape

The year 2023 has been a great one for Yape, which is well on track to reaching breakeven in 2024. At the end of 2023, thanks to the new functionalities that have been added to the application, Yape hit the 14.2-million user mark and 10.7 of this pool (75%) engage in transactions at least once a month (MAU). In 4Q23, 1.027 million transactions were conducted, which represents a growth of 29% versus the figure in 3Q23 and 133% compared to the print in 4Q22. This year, 2,918 million transactions were recorded, which represents a growth of 143% over the figure posted in 2022. In the aforementioned context, Yape achieved a TPV of S/137,830 million soles for 2023, which reflects a growth of 108% with regard to 2022. At the end of December, Yape reported an average of 35 transactions per month per MAU, which represents an improvement of 22% with regard to the figure in September and 72% compared to the print at the end of December 2022.

The different functionalities launched in 2022 have allowed 7.9 million users to engage in transactions that generate income for Yape (73% of active users), where the monthly revenue per active yapero stood at S/3.9. These new functionalities have improved the client experience, which was reflected in an NPS of 80 points at the end of the quarter; this represents a 4-point improvement over the figure reported in September and is 9 points above the print at the end of December 2022.

In 4Q23, the drivers of monetization that stood out for each of Yape’s ambitions were:

Be the main payment venue in the country:

●	Mobile top-ups: In 4Q23, 4.6 million Yape users made more than 50.7 million top-ups, which represents growth of 20.6% QoQ, 93.3% YoY and 500% with regard to 2022.
●	Payment services: In 4Q23, Yaperos made 18.1 million service payments through Yape, which represents growth of 70% versus the print in 3Q23 and is 2.5 times above the number of transactions reported in 2Q23 and 28 times that posted in 1Q23- the quarter when this functionality was launched.
●	FX transactions: In September 2023, Yape launched a new Exchange-rate functionality. In 4Q23, more than 139 thousand transactions were reported.

Be present in the day-to-day of all Yaperos:

●	Yape Promos: In 4Q23, 2.6 million transactions were conducted through Yape Promos, which represents growth of 20% over the figure reported for 3Q23 and is 89 times above the print in 4Q22. This transaction level translates into a GMV of S/40.9 million (+6% QoQ and 68.7 times the YoY figure) in 4Q23 and 114.9 million for the year.
●	Store: In October, Yape launched its Marketplace, where Yaperos can purchase appliances and technology devices. In 4Q23, more than 24 thousand transactions were reported.

Resolve Yaperos’ financial needs:

●	This quarter, more than 285.5 thousand single installment loans were disbursed (+30 QoQ and +170% YoY) for a total of S/65.3 million. This represents an increase of 29.5% versus the disbursement level in 3Q23 and is 2.2 higher than 4Q23’s figure. In 4Q23, 5 thousand single installment loan was disbursed for a total of 5.5 million.

Datos elaborados por BCP para uso Interno	14

|	Earnings Release 4Q / 2023

Credicorp’s Strategy Update

Main KPIs of Yape

Disruptive Initiatives: Yape	4Q22	3Q23	4Q23
Users
Users (millions)	11.9	13.4	14.2
Monthly Active Users (MAU) (millions) (1)	7.9	9.8	10.7
Fee Income Generating MAU (millions)	3.4	6.5	7.9
Engagement
# Monthly Transactions (millions)	162.5	285.8	378.3
TPV (3) (S/, millions)	66.2	90.7	137.8
Experience
NPS (2)	71	76	80
Metric per Monthly Active User (MAU)
Monthly Transactions / MAU	21	29	35
Monthly Revenues / MAU	1.8	2.9	3.9
Monthly Cash Cost / MAU	6.8	4.3	5.1
Monetization Drivers
Payments
# Mobile Top-Ups transactions (millions)	26.2	42	50.7
# Bill Payments transactions (millions)	-	10.6	18.1
Yape Promos
GMV (4) (S/, millions)	5.2	38.6	40.9
Microloans
# Disbursements (thousands)	105.7	219.8	290.5

(1) Yape users that have made at least one transaction over the last month.

(2) Net Promoting Score

(3) Total Payment Volume

(4) Gross Merchant Volume

Datos elaborados por BCP para uso Interno	15

|	Earnings Release 4Q / 2023

Credicorp’s Strategy Update

Integrating Sustainability in Our Businesses

For more information on our sustainability strategy, program and initiatives, please review: “Sustainability Strategy 2020-25” and “Sustainability and Annual Report 2022”. The following stand out among the milestones hit in the framework of the Sustainability Program in the 4Q23:

Governance Front – Aligning our corporate governance to best practice and international standards

●	Board Composition: An external assessment of the board and its committees was conducted, and we already have an action plan based on the recommendations of the analysis.

Environmental Front – Driving environmental sustainability from the financial sector and ESG Risk Management

●	Credicorp publishes its first TCFD report: The TCFD report (Task force on Climate-Related Financial Disclosures) describes the measures adopted to June 2023 under our environmental strategy and addresses issues related to climate change in the ambits of corporate governance, business strategy, operations, risks, metrics at both the corporate level and at subsidiaries.
●	Business Opportunities: At the end of 4Q23, BCP approved 59 green transactions for US$ 585.8MM, which represents almost double the figure reported at the end of the 3Q23 (32 transactions for US$ 309.9MM). YTD, 43 transactions were conducted for S/8.6MM for Sustainable Car Loans and 83 Green Mortgage Loan transactions were completed for S/50MM.
●	Carbon Footprint Measurement: At BCP, after having built capacities in 3Q23, we developed a map of our initiatives to reduce our Carbon Footprint. Additionally, we reviewed the mitigation activities that have been implemented and those that are under exploration. Data was compiled on the footprints of prioritized sectors of the Wholesale Banking portfolio.
●	Risks: Within the platform for the ESG Risk Enabler, BCP defined the appetite indicators that will be applied to assessments of Investment Portfolios and Financing. ESG risk training for the Financing portfolio was conducted as part of an on-going effort to strengthen the capacities of the Wholesale Banking teams.

Social Front – Expanding financial inclusion and educating about finance and entrepreneurship

●	Financial Inclusion: The “Agente Móvil” Chaski has reached 50 rural areas and 10 urban locations in the departments of Arequipa, Cuzco, and Moquegua.
●	Financial Education: BCP continued to drive improvements in financial behavior (preventing Overindebtedness/Overdraws on Credit Cards/Late payments and Promoting Savings) and trained 214 thousand clients through its Education Initiatives for Business. Through its “Mujeres Poderosas” program, Mibanco Perú trained more than 13 thousand representatives from approximately one thousand social organizations at the national level. Prima AFP relaunched its educational web page “Ahorrando a Fondo,” and had reached more than 4 million people by year-end via approximately 485 thousand sessions. Pacifico, in turn, provided training to public employees from Disaster Risk management and Brigades in the regions of Libertad and Piura, which are at higher risk under El Nino scenarios. The company rolled out communications campaigns and strengthened capacities to manage humanitarian efforts.

The progress made on other initiatives in these and other platforms on the social front are summarized in the table below:

Progress on Initiatives	Company	1Q23	2Q23	3Q23	4Q23
Financial Inclusion
Financially included through BCP(1) – cumulative since 2020	BCP	2.6 million	3.1 million	3.6 million	4.1 million
Stock of inclusive insurance policies – YTD	Pacífico Seguros	2.8 million	2.9 million	3.1 million	3.2 million
Financial Education
Trained through online courses via ABC at BCP (ABC del BCP) – YTD 2023	BCP	117.5 thousand	230.3 thousand	397.9 thousand	614.1 thousand
Individuals trained in risk prevention via Safe Community (Comunidad Segura) – YTD 2023	Pacífico Seguros	0.3 thousand	24.6 thousand	33.2 thousand	38.4 thousand
Young people trained through the ABC of the Pension Culture (ABC de la Cultura Previsional) – YTD 2023	Prima AFP	5.6 thousand	24.6 thousand	59.9 thousand	138.0 thousand
Clients trained through the Basic Program for Digital Guidance (Programa Básico de Asesoría Digital) – YTD 2023	Mibanco Perú	108.0 thousand	184.0 thousand	227.0 thousand	272.0 thousand
Opportunities and Products for Women
Number of disbursements through Loans for Women (2)	Mibanco Perú	12.9 thousand	17.0 thousand	17.0 thousand	12.0 thousand
Helping small businesses grow
Trained via Accompanying Entrepreneurs (Contigo Emprendedor) – YTD 2023	BCP	13.1 thousand	44 thousand	80.7 thousand	121.0 thousand
SME-Pymes financially included through loans (working capital and invoice discounting) – YTD 2023	BCP	7.7 thousand	14.5 thousand	23.6 thousand	34.5 thousand(3)
Microbusiness affiliated to Yape – YTD 2023	BCP	1.6 thousand	3.9 thousand	13.0 thousand	26.9 thousand

(1)  Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months.

(2) Non-cumulative. Figure for the period.

(3) Real information up to November (extrapolated through December)

Datos elaborados por BCP para uso Interno	16

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01	Loan Portfolio

QoQ, structural loans in average daily balances (ADB) ADBs increased 0.4% (neutral FX +0.7%), driven primarily by the SME-Pyme and Middle-Market Banking. This growth was partially offset by a drop in i) Corporate Banking, in a context marked by low private investment and a weak macroeconomic environment and ii) Mibanco, due to changes towards stricter credit guidelines. YoY, structural loan balances rose 0.3% (neutral FX +0.7%), due to growth in balances in Retail Banking, except for Consumer. YTD, loans in ADBs grew 4.1%, driven by loan growth across Retail banking segments.

QoQ, growth in structural NPLs was driven by (i) SME-Pyme, which continued to present deterioration in old vintages; (ii) Consumer and Credit Cards, where growth in NPLs was concentrated in tranches for loans overdue more than 120 days.; and (iii) Mibanco, where delinquency was concentrated mainly among clients with high ticket loans and those who continued to be affected by social conflicts or climatic anomalies. YoY growth in NPLs was driven mainly by the same factors explained in the QoQ analysis for Individuals and SME-Pyme, and, to a lesser extent, by refinancing of debt in Wholesale Banking for clients in the commercial real estate and tourism sectors throughout 1Q23. The aforementioned dynamics led the Structural NPL ratio to rise QoQ and YoY to stand at 5.6%.

1.1. Loans

Structural Loans (in Average Daily Balances) (1)(2)(3)

Structural Loans	As of			Year		Volume Change			% Change			% Part. in total structural loans
(S/ millions)	Dec 22	Sep 23	Dec 23	2022	2023	QoQ	YoY	FY	QoQ	YoY	FY	Dec 22	Sep 23	Dec 23	2022	2023
BCP Stand-alone	112,566	111,857	112,644	107,607	111,749	787	78	4,141	0.7%	0.1%	3.8%	81.6%	81.2%	81.4%	81.5%	81.3%
Wholesale Banking	55,622	52,090	51,880	53,735	52,442	-210	-3,742	-1,293	-0.4%	-6.7%	-2.4%	40.3%	37.8%	37.5%	40.7%	38.2%
Corporate	33,400	31,036	30,472	32,343	31,504	-563	-2,927	-839	-1.8%	-8.8%	-2.6%	24.2%	22.5%	22.0%	24.5%	22.9%
Middle - Market	22,222	21,055	21,407	21,392	20,938	353	-814	-454	1.7%	-3.7%	-2.1%	16.1%	15.3%	15.5%	16.2%	15.2%
Retail Banking	56,944	59,767	60,764	53,872	59,307	997	3,820	5,434	1.7%	6.7%	10.1%	41.3%	43.4%	43.9%	40.8%	43.1%
SME - Business	5,827	6,172	6,245	5,323	6,022	73	418	699	1.2%	7.2%	13.1%	4.2%	4.5%	4.5%	4.0%	4.4%
SME - Pyme	13,180	14,380	14,902	12,466	14,178	523	1,722	1,712	3.6%	13.1%	13.7%	9.6%	10.4%	10.8%	9.4%	10.3%
Mortgage	20,073	20,712	21,061	19,484	20,626	349	989	1,142	1.7%	4.9%	5.9%	14.6%	15.0%	15.2%	14.8%	15.0%
Consumer	12,738	12,654	12,604	12,000	12,753	-50	-134	753	-0.4%	-1.0%	6.3%	9.2%	9.2%	9.1%	9.1%	9.3%
Credit Card	5,126	5,848	5,951	4,599	5,728	102	825	1,129	1.7%	16.1%	24.5%	3.7%	4.2%	4.3%	3.5%	4.2%
Mibanco	13,121	13,642	13,102	12,407	13,452	-539	-19	1,045	-4.0%	-0.1%	8.4%	9.5%	9.9%	9.5%	9.4%	9.8%
Mibanco Colombia	1,174	1,557	1,667	1,142	1,454	110	493	312	7.0%	41.9%	27.3%	0.9%	1.1%	1.2%	0.9%	1.1%
Bolivia	9,034	8,957	9,186	8,813	8,982	229	152	170	2.6%	1.7%	1.9%	6.5%	6.5%	6.6%	6.7%	6.5%
ASB	2,039	1,733	1,749	2,056	1,818	16	-290	-239	0.9%	-14.2%	-11.6%	1.5%	1.3%	1.3%	1.6%	1.3%
BAP’s total loans	137,934	137,745	138,348	132,025	137,454	602	413	5,429	0.4%	0.3%	4.1%	100.0%	100.0%	100.0%	100.0%	100.0%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).

(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”

(2) Structural Portfolio excludes the Loan offered through Reactiva Peru, FAE Mype, and Impulso MyPeru Government Programs (GP).

(3) Internal Management Figures.

QoQ, if we exclude the impact of a reduction in the Exchange rate (USDPEN: -2.2%), structural loans increased 0.7% in average daily balances. Loans grew 0.4%, driven by:

●	SME-Pyme, which reported sustained growth throughout the year, driven by an uptick at year-end in both short-term loans (working capital) with better risk profiles and by long-term loans (for fixed asset purchases).
●	Middle Market Banking, where loans were up due to the growth in working capital disbursements and, to a lesser extent, due to favorable results from the second fishing and agricultural campaigns.
●	Mortgage, due to an uptick in the last quarter of the year, due to new product offerings that are tailored to meet a broader cross-section of needs in the market.

The aforementioned was partially offset by a reduction in loans through:

●	Corporate Banking, where loan disbursements fell due to a drop in demand for long-term financing in a context marked by low private investment and a weak macroeconomic environment.
●	Mibanco, after credit guidelines were tightened and emphasis was placed on lending to clients with better risk profiles.

YoY, structural loans in average daily balances grew 0.3% (+0.7 Neutral FX). Expansion was mainly driven by:

●	Retail Banking, where all segments evolved positively in comparison to 4Q22 with the exception of Consumer, which registered changes to credit guidelines to improve the portfolio’s credit quality. Noteworthy growth in SME-Business in YoY terms was attributable to an uptick in working capital loans through year-end campaigns.

Datos elaborados por BCP para uso Interno	17

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

The aforementioned was partially offset by a reduction in loan disbursements via:

●	Wholesale Banking, where lending declined due to a macroeconomic context marked by low private investment and less appetite for long-term debt.
●	Mibanco, where a drop in loans was driven by the same dynamics as those seen QoQ.

YTD, loans in average daily balances rose 4.1%. Growth was driven mainly by Retail Banking and reflected the same dynamics as those in play YoY. At Mibanco, YTD loan growth was primarily attributable to a significant uptick in lending in 2Q23 following a difficult 1Q23, which was marked by social protests and climate anomalies. The focus in subsequent quarters was on lending to clients with better risk profiles.

 Government Program Loans

 (in Average Daily Balances - S/ millions)

Government Program Loans (GP) in average daily balances (GP) fell 9.8% QoQ and 6.4% YoY, which was mainly attributable to an uptick in amortizations at BCP and Mibanco. GP loans represent 2.7% of total loans in average daily balances (vs 3.0% in Sept 23 and 7.2% in December 22).

Datos elaborados por BCP para uso Interno	18

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

Total Loans (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)	As of			Year		Volume Change			% Change			% Part. in total loans
	Dec 22	Sep 23	Dec 23	2022	2023	QoQ	YoY	FY	QoQ	YoY	FY	Dec 22	Sep 23	Dec 23	2022	2023
BCP Stand-alone	121,963	115,851	115,997	120,364	116,582	145	-5,966	-3,782	0.1%	-4.9%	-3.1%	82.1%	81.5%	81.5%	82.2%	81.6%
Wholesale Banking	57,497	52,796	52,469	56,441	53,338	-328	-5,028	-3,103	-0.6%	-8.7%	-5.5%	38.7%	37.1%	36.9%	38.5%	37.3%
Corporate	33,617	31,134	30,554	32,648	31,625	-580	-3,062	-1,023	-1.9%	-9.1%	-3.1%	22.6%	21.9%	21.5%	22.3%	22.1%
Middle - Market	23,881	21,662	21,914	23,793	21,713	252	-1,966	-2,080	1.2%	-8.2%	-8.7%	16.1%	15.2%	15.4%	16.2%	15.2%
Retail Banking	64,465	63,055	63,528	63,923	63,244	473	-938	-679	0.7%	-1.5%	-1.1%	43.4%	44.3%	44.7%	43.6%	44.3%
SME - Business	8,583	7,292	7,168	9,135	7,441	-124	-1,415	-1,694	-1.7%	-16.5%	-18.5%	5.8%	5.1%	5.0%	6.2%	5.2%
SME - Pyme	17,947	16,549	16,744	18,705	16,696	195	-1,203	-2,009	1.2%	-6.7%	-10.7%	12.1%	11.6%	11.8%	12.8%	11.7%
Mortgage	20,073	20,712	21,061	19,484	20,626	349	989	1,142	1.7%	4.9%	5.9%	13.5%	14.6%	14.8%	13.3%	14.4%
Consumer	12,738	12,654	12,604	12,000	12,753	-50	-134	753	-0.4%	-1.0%	6.3%	8.6%	8.9%	8.9%	8.2%	8.9%
Credit Card	5,126	5,848	5,951	4,599	5,728	102	825	1,129	1.7%	16.1%	24.5%	3.5%	4.1%	4.2%	3.1%	4.0%
Mibanco	14,261	14,121	13,665	14,075	14,029	-456	-596	-46	-3.2%	-4.2%	-0.3%	9.6%	9.9%	9.6%	9.6%	9.8%
Mibanco Colombia	1,174	1,557	1,667	1,142	1,454	110	493	312	7.0%	41.9%	27.3%	0.8%	1.1%	1.2%	0.8%	1.0%
Bolivia	9,034	8,957	9,186	8,813	8,982	229	152	170	2.6%	1.7%	1.9%	6.1%	6.3%	6.5%	6.0%	6.3%
ASB	2,039	1,733	1,749	2,056	1,818	16	-290	-239	0.9%	-14.2%	-11.6%	1.4%	1.2%	1.2%	1.4%	1.3%
BAP’s total loans	148,471	142,219	142,263	146,449	142,864	44	-6,208	-3,585	0.0%	-4.2%	-2.4%	100.0%	100.0%	100.0%	100.0%	100.0%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).

(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”.

(2) Internal Management Figures

Total loans rose QoQ by fell YoY and YTD, after growth in structural loans was insufficient to offset the drop in GP loans.

Evolution of Loan Dollarization (in Average Daily Balances) (1)(2)

Total Loans (S/ millions)	Local Currency (LC)						% change		% change Structural		Foreign Currency (FC)			% change		% part. by currency
	Total			Structural							Total					Sep 23
Back to index	Dec 22	Sep 23	Dec 23	Dec 22	Sep 23	Dec 23	QoQ	YoY	QoQ	YoY	Dec 22	Sep 23	Dec 23	QoQ	YoY	LC	FC
BCP Stand-alone	85,106	79,896	79,423	75,709	75,902	76,070	-0.6%	-6.7%	0.2%	0.5%	9,490	9,722	9,725	0.0%	2.5%	69.6%	30.4%
Wholesale Banking	28,351	24,341	23,452	26,475	23,634	22,863	-3.7%	-17.3%	-3.3%	-13.6%	7,505	7,695	7,716	0.3%	2.8%	47.3%	52.7%
Corporate	16,044	14,592	14,017	15,827	14,494	13,935	-3.9%	-12.6%	-3.9%	-12.0%	4,525	4,475	4,397	-1.7%	-2.8%	47.6%	52.4%
Middle-Market	12,307	9,748	9,434	10,648	9,141	8,927	-3.2%	-23.3%	-2.3%	-16.2%	2,980	3,220	3,318	3.1%	11.4%	47.0%	53.0%
Retail Banking	56,755	55,555	55,972	49,233	52,267	53,208	0.7%	-1.4%	1.8%	8.1%	1,985	2,028	2,009	-0.9%	1.2%	88.3%	11.7%
SME - Business	5,530	4,302	4,242	2,775	3,183	3,320	-1.4%	-23.3%	4.3%	19.6%	786	809	778	-3.8%	-1.0%	60.5%	39.5%
SME - Pyme	17,779	16,378	16,589	13,013	14,209	14,747	1.3%	-6.7%	3.8%	13.3%	43	46	41	-10.6%	-4.3%	99.0%	1.0%
Mortgage	18,005	18,768	19,095	18,005	18,768	19,095	1.7%	6.0%	1.7%	6.0%	532	526	523	-0.5%	-1.7%	90.4%	9.6%
Consumer	11,192	11,210	11,075	11,192	11,210	11,075	-1.2%	-1.0%	-1.2%	-1.0%	398	390	407	4.1%	2.2%	89.2%	10.8%
Credit Card	4,249	4,898	4,971	4,249	4,898	4,971	1.5%	17.0%	1.5%	17.0%	226	257	260	1.3%	15.3%	84.3%	15.7%
Mibanco	13,784	13,633	13,181	12,644	13,153	12,618	-3.3%	-4.4%	-4.1%	-0.2%	123	132	129	-2.6%	4.7%	96.6%	3.4%
Mibanco Colombia	-	-	-	-	-	-	-	-	-	-	303	421	443	5.3%	46.6%	-	100.0%
Bolivia	-	-	-	-	-	-	-	-	-	-	2,326	2,422	2,443	0.9%	5.0%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	-	525	469	465	-0.8%	-11.4%	-	100.0%
Total loans	98,890	93,529	92,604	88,353	89,055	88,689	-1.0%	-6.4%	-0.4%	0.4%	12,766	13,166	13,204	0.3%	3.4%	66.4%	33.6%

For consolidation purposes. Loans generated in Foreign Currency (FC) are converted into Local Currency (LC).

(1) Includes Workout unit and other banking. For Quarter-end balance figures, please refer to “12. Annexes – 12.2 Loan Portfolio Quality”.

(2) Internal Management Figures

At the end of December 2023, the dollarization level of structural loans rose 55 bps QoQ (35.9% in Dec 23). This result was driven mainly by loan growth via Middle Market Banking, which was attributable to the same dynamics as those seen QoQ.

YoY, the dollarization level of the structural portfolio fell 5bps, spurred by growth in Retail Banking products, where disbursements are generally made in soles, and by a reduction in loans via Wholesale Banking, whose disbursements are typically in US Dollars. The decline in Wholesale loans was attributable to a drop in the demand for loans in a context marked by les private investment.

Datos elaborados por BCP para uso Interno	19

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

Evolution of the Dollarization Level of Structural Loans (in Average Daily Balances)

(1) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(2) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was 2009.

* For dollarization figures in the quarter-end period, please refer to “12. Annexes – 12.2 Loan Portfolio Quality

Evolution of Loans in Quarter-end Balances

Structural loans rose 0.3% in quarter-end balances, driven by the same factors as those seen in the analysis of loans in average daily balances. If we incorporate the contraction in the PG portfolio in the analysis, total loans decreased 0.1% QoQ, given that amortizations in government programs were not offset by the growth in structural loans.

In the YoY evolution, structural loans rose 1.6% and total loans fell 2.5%, respectively, due to amortizations in government programs.

1.2. Portfolio Quality

Quality of the Structural Portfolio (In Quarter-end Balances)

Structural Portfolio quality and Delinquency ratios	As of			% change
S/000
Back to index	Dec 22	Sep 23	Dec 23	QoQ	YoY
Structural loans (Quarter-end balance)	139,115,242	140,949,490	141,380,548	0.3%	1.6%
Structural Allowance for loan losses	7,733,575	7,941,933	8,158,704	2.7%	5.5%
Structural Write-offs	754,326	1,018,084	879,401	-13.6%	16.6%
Structural IOLs	4,791,245	5,578,985	5,560,513	-0.3%	16.1%
Structural Refinanced loans	2,098,748	2,253,098	2,406,058	6.8%	14.6%
Structural NPLs	6,889,993	7,832,083	7,966,571	1.7%	15.6%
Structural IOL ratio	3.4%	4.0%	3.9%	-3 bps	49 bps
Structural NPL ratio	5.0%	5.6%	5.6%	7 bps	68 bps
Structural Allowance for loan losses over Structural loans	5.6%	5.6%	5.8%	14 bps	21 bps
Structural Coverage ratio of NPLs	112.2%	101.4%	102.4%	101 bps	-983 bps

(1) The Structural Portfolio excludes Government Programs (GP) effects.

In 4Q23, Structural Non-Performing Loans (NPL) registered slight growth of 1.7% QoQ. This evolution was primarily driven by SME-Pyme, which registered further deterioration of old vintages. Throughout the year, payment capacity of clients in Personal Banking was impacted by a recessive environment, which led to growth in delinquency that was concentrated primarily in tranches for loans overdue more than 120 days in Consumer and Credit Cards.

YoY, Structural NPLs rose 15.6%, driven by the same factores seen in the QoQ evolution; a deterioration in loans with higher tickets at Mibanco; as well as newly delinquent loans and refinancing for some clients in Wholesale Banking.

Datos elaborados por BCP para uso Interno	20

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

Structural NPL Ratio

In the QoQ analysis, the Structural NPL volume increased due to a deterioration in client payment capacity in an adverse macroeconomic scenario. The segments that contributed to this uptick were:

●	SME-Pyme, which continued to register deterioration in vintages prior to adjustments in credit guidelines; this deterioration was concentrated in profiles with higher risk. For loans disbursed after adjustments were made, indicators of early delinquency began to improve in the last few months of the year.
●	Consumer and Credit Cards, where growth in NPLs was concentrated in tranches for loans overdue more than 120 days.
●	Mibanco, where delinquency was concentrated in loans with higher tickets. This quarter, credit guidelines were further tightened.

The aforementioned was partially offset by payments of overdue loans and recovery of judicial loans, both associated with corporate clients in Wholesale Banking.

YoY, growth in the NPL volume was driven by:

●	SME-Pyme, driven by the same factors as those seen QoQ, where delinquency was concentrated in clients with smaller tickets (< a S/90 mil) and higher risk.
●	Individuals:
○	Consumer and Credit Cards, due to the same dynamics as those seen QoQ.
○	Mortgage, attributable to the growth in refinanced loans disbursed in 3Q23 that had benefitted from loan reprogramming during the pandemic.
●	Wholesale Banking, due to growth in overdue loans and an uptick in refinancing throughout the year for clients in the commercial real estate and tourism sectors, both of which were severely impacted by the pandemic and continued to experience distress due to an adverse marcoeconomic context. It is important to note that these loans are backed by extensive guarantees (collateral) and were previously provisioned.
●	Mibanco, due to the same dynamics seen QoQ and impacted by a recessive environment and the consequent impact on payment capacities.

In the aforementioned context, the Structural NPL ratio rose 7 bps QoQ and 68 bps YoY to stand at 5.6%.

Datos elaborados por BCP para uso Interno	21

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

Write-offfs in the Structural Loan Portfolio

(in Quarter-end balances– S/ millions)

QoQ, write-offs of structural loans remained at high levels but nonetheless fell 13.6%. This reflects the fact that a higher number of write-offs were reported last quarter in the SME-Pyme, Consumer and Credit Card segments as well as at Mibanco.

YTD, growth in write-offs of structural loans (+16.6%) was driven by Credit Cards, Consumer and SME-Pyme. This increase corresponds to write-offs of loans from the highest-risk segments.

Coverage Ratio of Structural NPL Loans

QoQ, the Coverage Ratio for NPL loans rose 101 bps. This evolution was driven primarily by provisions set aside for the El Niño Phenomenon.

YoY, the Coverage Ratio for NPL loans fell 9.83 pp, driven primarily by Wholesale Banking, where the structural NPL volume rose significantly over the year due to an uptick in refinanced and overdue loans. Nevertheless, these loans did not trigger higher provisions because they are backed by collateral whose value far exceeds the borrower’s total debt.

NPL Loans in the Government Loan Portfolio

(in Quarter-end balances– S/ millions)

QoQ, NPLs in the Government Loan portfolio (GP) dropped due to an increase in the execution of loan honoring processes for Reactiva loans, mainly in SME-Pyme. These loans are backed by State guarantees. To execute payment processes, loans must be more than 90 days past due. Average guarantees stand at 84%, 91% and 97% for Wholesale Banking, Retail Banking and Mibanco respectively. At the end of December 2023, a total S/ 1,769 million was collected through honoring processes to execute State guarantees.

Datos elaborados por BCP para uso Interno	22

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

01. Loan Portfolio

Total Portfolio Quality (in Quarter-end Balances)

Loan Portfolio quality and Delinquency ratios	As of			% change
S/ 000	Dec 22	Sep 23	Dec 23	QoQ	YoY
Total loans (Quarter-end balance)	148,626,374	145,129,260	144,976,051	-0.1%	-2.5%
Allowance for loan losses	7,872,402	8,056,216	8,277,916	2.8%	5.2%
Write-offs	754,326	1,018,084	879,401	-13.6%	16.6%
Internal overdue loans (IOLs) (1)(2)	5,939,744	6,406,345	6,126,487	-4.4%	3.1%
Internal overdue loans over 90-days (1)	4,620,461	5,133,832	5,018,489	-2.2%	8.6%
Refinanced Loans (2)	2,098,748	2,253,098	2,406,058	6.8%	14.6%
Non-performing loans (NPLs) (3)	8,038,492	8,659,443	8,532,545	-1.5%	6.1%
IOL ratio	4.0%	4.4%	4.2%	-18 bps	23 bps
IOL over 90-days ratio	3.1%	3.5%	3.5%	-8 bps	35 bps
NPL ratio	5.4%	6.0%	5.9%	-8 bps	48 bps
Allowance for loan losses over Total loans	5.3%	5.6%	5.7%	16 bps	41 bps
Coverage ratio of IOLs	132.5%	125.8%	135.1%	937 pbs	258 bps
Coverage ratio of IOL 90-days	170.4%	156.9%	164.9%	803 pbs	-543 pbs
Coverage ratio of NPLs	97.9%	93.0%	97.0%	399 bps	-91 bps

(1)	Includes Overdue Loans and Loans under legal collection (Quarter-end balances net of deferred earnings).

(2)	Figures net of deferred earnings.

(3)	Non-performing Loans include Internal Overdue Loans and Refinanced Loans (Quarter-end balances net of deferred earnings)

In the aforementioned context, Credicorp’s NPL ratio fell 8 bps QoQ but rose 48 bps to stand at 5.9% at the end of 4Q23. Coverage for NPLs stood at 97.0%. This represented an uptick of 399 bps QoQ and was in line with growth in the balance for provisions and in execution of Reactiva honoring processes. YoY, the NPL ratio dropped 91 bps, which reflected an increase in the NPL volume.

Datos elaborados por BCP para uso Interno	23

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

02 Deposits

QoQ, our deposit base contracted 0.5% (+0.6%, FX neutral). This evolution was driven by 6.9% growth (+8.2%, FX neutral) in Demand Deposits and 6.0% (+7.0%, FX neutral) in Savings Deposits; this was partially offset by a reduction in Time Deposits (- 12.6%).

YoY, the balance for low-cost deposits fell 2.5%, which represented a less significant decline that that seen systemwide. This evolution was driven by a reduction in balances for Savings and Demand Deposits at BCP and Mibanco, which reflected on-going fund migration mainly by wholesale and retail clients to higher-yield deposits.

68.1% of our deposit base was low-cost (Demand + Savings). In this scenario, Credicorp continued to lead the market for low-cost deposits with a share of 41.6% at the end of December 2023, which represents a competitive advantage in a context of high interest rates.

Deposits	As of			% change		Currency
S/ 000	Dec 22	Sep 23	Dec 23	QoQ	YoY	LC	FC
Demand deposits	48,467,247	45,120,127	48,229,322	6.9%	-0.5%	46.4%	53.6%
Saving deposits	54,769,045	49,395,543	52,375,813	6.0%	-4.4%	57.8%	42.2%
Time deposits	38,897,010	49,213,763	42,484,664	-13.7%	9.2%	46.5%	53.5%
Severance indemnity deposits	3,824,629	3,245,358	3,185,603	-1.8%	-16.7%	72.1%	27.9%
Interest payable	1,062,856	1,496,744	1,429,592	-4.5%	34.5%	50.9%	49.1%
Total Deposits	147,020,787	148,471,535	147,704,994	-0.5%	0.5%	50.9%	49.1%

Our Total Deposit balance fell 0.5% QoQ. Notwithstanding, if we maintain a neutral Exchange rate, the increase stands at 0.6%. Growth in total deposits was driven by:

●	Growth of 6.9% in the balance of Demand Deposits (+8.2%, neutral exchange rate). This uptick was attributable to an increase in FC and LC balances for deposits held by corporate and institutional clients at BCP, which was impacted by expirations of renumerated deposits.
●	Increase of 6.0% in Savings Deposits (+7.0%, exchange rate neutral). This growth was driven by an increase in deposit balances in both currencies at BCP, which were bolstered by inflow from year-end and statutory bonuses.

The aforementioned was partially offset by:

●	A 13.7% reduction in the balance of Time Deposits (-12.6%, neutral exchange rate), which was driven primarily by expirations of deposits held by corporate and institutional clients at BCP. These funds subsequently migrated to deposits with lower interest. It is important to note that this decline occurred after various months of on-going increases in the balance and reversed the trend toward recording higher balances for higher-yield deposits.

YoY, the Total Deposit balance increased 0.5% (+1.9% neutral exchange rate). The following dynamics stood out:

●	9.2% growth (+10.9% neutral exchange rate) in the Time Deposit balance, which was driven primarily by Wholesale and Retail clients at BCP, who transferred funds to high-yield deposits in FC. This dynamic also fueled, albeit to a lesser extent, fund migration at Mibanco and BCP Bolivia as clients sought out higher interest.

The aforementioned was partially offset by:

●	A 4.4% reduction in the balance for Savings Deposits (-3.2%, neutral exchange rate) in FC, primarily at BCP and secondarily at Mibanco and BCP Bolivia. This decline was primarily fueled by internal migration of funds to deposits that bear lower interest rates. It is important to note that this decline in the balance of BCP is smaller compared to the generalized decline registered system-wide.

●	A 16.7% reduction in Severance Indemnity (CTS) (-16.0%, neutral exchange rate), which reflects client fund withdrawals to cover liquidity needs and fund migration to higher-yield deposits in both LC and FC in a context of higher interest rates.

Datos elaborados por BCP para uso Interno	24

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

02. Deposits

Low-cost deposit volumes (Demand + Savings) rose 6.4% QoQ but fell 2.5% YoY. It is important to note that we have managed to recover a significant proportion of our total deposits being low-cost, representing 68.1% (+445 bps QoQ), which reflects prudent management of our mix and a solid capacity to obtain favorable financial margins.

Dollarization level of Deposits

Deposits by Currency

(measured in quarter-end balances)

At the end of December 2023, the level of dollarization of Total Deposits increased 20 bps QoQ, standing at 49.1%, which fell below the average registered for the past 2 years (50.0%). This increase was primarily driven by Time Deposits, where the drop in the balance of LC deposits outpaced the reduction registered for FC deposits due to expirations of corporate and institutional deposits. Demand Deposits, in turn, registered a larger increase in the balance of LC deposits versus FC deposits.

YoY, dollarization dropped 70 bps due to a drop in Savings Deposits (-9.6%) and Time Deposits (-3.3%), both in FC. Both of these variations were driven primarily by fund migration to higher-yield deposits. Growth in balances for Demand Deposits (+2.96%) and Time Deposits (+5.1%) in LC contributed to this dynamic.

Deposits by Currency and Type

(measured in quarter-end balances)

Loan / Deposit Ratio (L/D Ratio)

The L/D ratio dropped 30 bps and 240 bps QoQ in BCP and Mibanco respectively. The decrease at BCP and Mibanco was driven by a drop in total loan volumes attributable to cancellations of GP loans.

In this scenario, BAP’s L/D ratio stood at 98.2%.

Datos elaborados por BCP para uso Interno	25

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

02. Deposits

L/D Ratio Local Currency	L/D Ratio Foreign Currency

Market Share of Deposits in the Peruvian Financial System

At the end of December 2023, the MS of Total Deposits held by BCP and Mibanco in Peru respectively was 32.0% and 2.6% (-39 bps and -5 bps with regard to September 2023. Additionally, BCP continues to lead the market.

Low-cost deposits increased systemwide (+5.7% with regard to September 2023). BCP experienced growth (+8.0%) above the system average and It continues to lead the market in low-cost deposits with a market share of 41.1% as of December 2023 (+88 bps compared to September 2023). Time Deposit balances at BCP registered a more significant decline (-20.3% versus Sept 23) than that reported by the system (-4.5% versus Sept 23). Consequently BCP’s market share (MS) fell 353 bps QoQ to stand at 17.8% in December 2023.

In turn, Credicorp's low-cost deposits MS stood at 41.6% (+86 bps compared to September 2023).

Datos elaborados por BCP para uso Interno	26

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

03 Interest-earning Assets (IEA) and Funding

At the end of 4Q23, IEAs registered slight growth (+0.7%), which was driven primarily by an uptick in Investment balances after the Group increased its positions in Sovereign Bonds to take advantage of attractive rates. Available funds also rose after surpluses were capitalized through short-term deposits. YoY, IEAs grew 1.0%, which reflected an increase in positions in government securities. This Dynamic was partially offset by a drop in the balance for total loans, and secondarily by a decrease in the balance for Cash and due from banks.

Funding fell slightly QoQ (-0.5%) and YoY (-0.6%), which was attributable to a drop in funding with Repos. This dynamic was partially offset by move to increase Due to banks to cover short-term funding needs.

3.1. IEA1

Interest Earning Assets	As of			% change
S/000	Dec 22	Sep 23	Dec 23	QoQ	YoY
Cash and due from banks	26,897,216	24,907,836	25,734,256	3.3%	-4.3%
Total investments	45,431,224	51,116,913	52,215,528	2.1%	14.9%
Cash collateral, reverse repurchase agreements and securities borrowing	1,101,856	1,513,622	1,410,647	-6.8%	28.0%
Total loans	148,626,374	145,129,260	144,976,051	-0.1%	-2.5%
Total interest earning assets	222,056,670	222,667,631	224,336,482	0.7%	1.0%

(1) Effective 1Q23, IEAs does not include “Financial assets designated at Fair Value through P&L” (mainly comprised of Investment Link contracts) as one of its components.

QoQ, the IEA balance rose 0.7%. This evolution was primarily attributable to an increase in Total Investments is government securities. Available funds also registered growth, which was attributable to a decision to capitalize surpluses through short-term BCRP deposits. The aforementioned was offset by a drop in the balance for Total loans. As was the case last quarter, growth in the Investment balance (+2.1%) was attributable to a strategy to capitalize surpluses. The position in sovereign bonds had an additional increase, as was the case in previous quarters. On the other hand, the position in BCRP certificates of deposit decreased.

YoY, IEA increased 1.0%. This growth was driven by an increase in positions in government securities. This was partially offset by a drop in the loan balance, which was impacted by Government Programs (GP) amortization and a complex macroeconomic juncture, and secondarily, by a reduction in the balance of Cash and due from banks.

3.2. Funding1

Funding	As of			% change
S/000	Dec 22	Sep 23	Dec 23	QoQ	YoY
Deposits and obligations	147,020,787	148,471,535	147,704,994	-0.5%	0.5%
Due to banks and correspondents	8,937,411	10,493,411	12,278,681	17.0%	37.4%
BCRP instruments	11,297,659	9,616,150	7,461,674	-22.4%	-34.0%
Repurchase agreements with clients and third parties	1,669,066	2,121,870	2,706,753	27.6%	62.2%
Bonds and notes issued	17,007,194	14,914,632	14,594,785	-2.1%	-14.2%
Total funding	185,932,117	185,617,598	184,746,887	-0.5%	-0.6%

(1) Effective 1Q23, Funding includes Repurchase agreements with clients.

QoQ, funding fell 0.5% due to a decline in the balance of BCRP instruments, which was driven primarily by a decrease in the appetite for funding through Repos in a context of relatively unattractive rates and secondarily, by expirations of the remaining balance of Repos for GP. A decline in deposits, which was attributable to the expiration of term deposits from corporate and institutional clients, also contributed to the decrease in funding, albeit to a lesser extent. Both of these dynamics were partially offset by an increase in Due to banks and correspondents, which were taken to cover funding needs prior to a bond issuance in January 2024.

YoY, funding fell 0.6% due to reduction in BCRP instruments, which was driven by the same dynamics as those seen QoQ. Additionally, the balance for Bonds and Issued Notes fell due to expirations of corporate bonds at BCP.

Datos elaborados por BCP para uso Interno	27

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

04 Net Interest Income (NII)

In 4Q23, Net Interest Income (NII) rose 2.9% QoQ, driven primarily by an uptick in interest income on loans. This evolution reflected growth in structural retail loans, partially offset by a drop in wholesale banking. Low-cost Deposits registered an uptick in the balance while the balance for Time Deposits fell; these variations led interest expenses to decline. These balance sheet dynamics, in a local context of dropping interest rates, led the IEA yield to remain relatively stable while the funding cost fell.

YoY, NII increased 6.6%, due to a pickup in interest income, driven by the same dynamics of the loan mix as QoQ, and despite an uptick in interest expenses due to growth in the balance for Time deposits. YTD, NII grew 16.6%, fueled by an increase in interest income, which outpaced the increase in interest expenses.

In this context, NIM rose 10 bps QoQ and 46 bps YoY to stand at 6.21%. On a full-year basis, NIM increased 92 bps up to 6.01%. Risk-adjusted NIM dropped 35 bps QoQ and in YoY terms to stand at 4.10%, which reflects the impact of the provisions set aside for the El Nino Phenomenon. Risk-adjusted NIM for the full year was 9 bps above the previous year’s figures and stood at 4.38%.

Net Interest Income / Margin	Quarter			% change		As of		% change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Interest Income	4,362,139	4,819,101	4,870,042	1.1%	11.6%	15,011,282	18,798,495	25.2%
Interest Expense	(1,221,735)	(1,565,058)	(1,522,358)	-2.7%	24.6%	(3,919,664)	(5,860,523)	49.5%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,118,966)	(1,448,593)	(1,402,925)	-3.2%	25.4%	(3,493,187)	(5,393,709)	54.4%
Net Insurance Financial Expenses	(102,769)	(116,465)	(119,433)	2.5%	16.2%	(426,477)	(466,814)	9.5%
Net Interest Income	3,140,404	3,254,043	3,347,684	2.9%	6.6%	11,091,618	12,937,972	16.6%

Balances
Average Interest Earning Assets (IEA)	225,604,596	220,724,334	223,502,057	1%	-1%	226,384,489	223,196,576	-1.4%
Average Funding	190,660,720	183,805,091	185,182,243	1%	-3%	191,289,310	185,339,502	-3.1%

Yields
Yield on IEAs	7.73%	8.73%	8.72%	-1bps	99bps	6.6%	8.4%	179bps
Cost of Funds	2.35%	3.15%	3.03%	-12bps	68bps	1.8%	2.9%	108bps
Net Interest Margin (NIM)(1)	5.75%	6.11%	6.21%	10bps	46bps	5.1%	6.0%	92bps
Risk-Adjusted Net Interest Margin	4.45%	4.45%	4.10%	-35bps	-35bps	4.3%	4.4%	9bps
Peru's Reference Rate	7.50%	7.50%	6.75%	-75bps	-75bps	7.50%	6.75%	-75bps
FED funds rate	4.50%	5.50%	5.50%	0bps	100bps	4.50%	5.50%	100bps

(1) For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.8

QoQ, Net Interest Income (NII) reported growth of 2.9%. This evolution was primarily attributable to an uptick in financial income, which was primarily driven by an increase in income from loans. The positive contribution of loans was due to a decrease in the weight of wholesale loans within the total portfolio versus an increase in the share of retail loans, which was primarily driven by growth in SME-Pyme loans. Investments were the secondary driver of the improvement in NII. Interest expenses, in turn, dropped 2.7% this quarter, spurred by recovery in the balance of Low-cost deposits and the expiration of other more costly sources of funding such as Time Deposits. Despite a context of dropping interest rates, the aforementioned income and expense dynamics led the IEA yield to remain relatively stable (-1 pbs) while the cost of funding fell 12 bps.

YoY, NII rose 6.6% despite the fact that growth in expenses outpaced the expansion registered for income. In the case of income, growth was driven by an increase in income from loans, which reflected an uptick in retail loans’ weight within the mix. It is important to note that YoY, both SME-Pyme and Credit Cards increased their share in the loan portfolio. An increase in positions in securities within Investments also contributed to growth in income, although to a lesser extent. Expenses rose 24.6% YoY. This evolution was fueled primarily by growth in the balance of time deposits, which had been placed at high interest rates, and to a lesser extent by an increase in the balance of Due to banks and correspondents.

YTD, NII rose 16.6%, which reflected growth in income from loans. This evolution was partially offset primarily by higher expenses for deposits and secondarily by growth in Due to banks.

Datos elaborados por BCP para uso Interno	28

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

04. Net Interest Income (NII)

Net Interest Margin

NIM increased 10 bps QoQ and reported an uptick in the pace of growth compared to the previous quarter. This evolution was driven by a reduction in interest expenses due to a recovery in the balance of Low-cost deposits. Risk-adjusted NIM dropped 35 bps over the same period and stood at 4.10%, impacted by provisions set aside for FEN, which reduced this line by 45 bps in 4Q23. YTD, the dynamics of the balance led NIM to increase to 6.01% in 2023, which represented a 92 bps increase over the figure in 2022, while risk-adjusted NIM stood at 4.38%, 9 bps above last year’s figure.

Net Interest Margin Dynamics by Currency

Interest Income / IEA	4Q22			3Q23			4Q23			2022			2023
S/ millions	Average	Income		Average	Income		Average	Income		Average	Income		Average	Income
	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields
Cash and equivalents	28,114	238	3.4%	25,472	290	4.6%	25,321	279	4.4%	29,646	463	1.6%	26,316	1,133	4.3%
Other IEA	1,344	45	13.4%	1,688	24	5.7%	1,462	28	7.5%	1,434	94	6.6%	1,256	85	6.8%
Investments	46,137	564	4.9%	49,576	652	5.3%	51,666	655	5.1%	47,192	2,035	4.3%	48,823	2,535	5.2%
Loans	150,009	3,515	9.4%	143,987	3,853	10.7%	145,053	3,908	10.8%	148,112	12,419	8.4%	146,801	15,045	10.2%
Structural	139,153	3,459	9.9%	139,427	3,822	11.0%	141,165	3,862	10.9%	134,021	12,184	9.1%	140,248	14,891	10.6%
Government Programs	10,856	56	2.1%	4,560	31	2.7%	3,888	45	4.7%	14,090	235	1.7%	6,553	154	2.4%
Total IEA	225,605	4,362	7.7%	220,724	4,819	8.7%	223,502	4,870	8.7%	226,384	15,011	6.6%	223,197	18,798	8.4%
IEA (LC)	56.6%	73.1%	10.0%	57.7%	71.3%	10.8%	57.6%	70.5%	10.7%	56.8%	76.0%	8.9%	57.4%	71.1%	10.4%
IEA (FC)	43.4%	26.9%	4.8%	42.3%	28.7%	5.9%	42.4%	29.5%	6.1%	43.2%	24.0%	3.7%	42.6%	28.9%	5.7%

Interest Expense / Funding	4Q22			3Q23			4Q23			2022			2023
S/ millions	Average	Expense		Average	Expense		Average	Expense		Average	Expense		Average	Expense
	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields	Balance		Yields
Deposits	149,906	582	1.6%	145,930	860	2.4%	148,088	827	2.2%	150,064	1,688	1.1%	147,363	3,141	2.1%
BCRP + Due to Banks	21,843	240	4.4%	20,972	326	6.2%	19,925	297	6.0%	23,452	683	2.9%	19,988	1,159	5.8%
Bonds and Notes	17,013	171	4.0%	14,575	149	4.1%	14,755	153	4.1%	17,283	722	4.2%	15,801	634	4.0%
Others	1,079	230	46.9%	1,272	230	35.8%	1,201	245	41.8%	2,226	826	17.9%	2,188	926	21.0%
Total Funding	190,661	1,222	2.3%	183,805	1,565	3.2%	185,182	1,522	3.0%	193,024	3,920	1.8%	185,340	5,861	2.9%
Funding (LC)	50.8%	58.6%	2.7%	50.9%	59.8%	3.7%	50.2%	55.9%	3.3%	50.2%	58.4%	2.1%	50.1%	58.2%	3.3%
Funding (FC)	49.2%	41.4%	2.0%	49.1%	40.2%	2.6%	49.8%	44.1%	2.7%	49.8%	41.6%	1.5%	49.9%	41.8%	2.5%

NIM	225,605	3,140	5.6%	220,724	3,254	5.9%	223,502	3,348	6.0%	226,384	11,091	4.9%	223,197	12,938	5.8%
NIM (LC)	56.6%	78.7%	7.8%	57.7%	76.8%	7.9%	57.6%	77.2%	8.0%	56.8%	82.2%	7.1%	57.4%	77.0%	7.8%
NIM (FC)	43.4%	21.3%	2.7%	42.3%	23.2%	3.2%	42.4%	22.8%	3.2%	43.2%	17.8%	2.0%	42.6%	23.0%	3.1%

(1) The yield calculation includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) rose 2.9%, driven by an uptick in NII in both LC and FC. IEAs in LC represented 57.6% of total IEAs and accounted for 70.5% of the Net Interest Income generated in 4Q23.

Dynamics in Local Currency (LC)

NII in LC rose 3.4%, driven by the following dynamics:

Average IEA in LC increased 1.1%, spurred primarily by investments, while loans and the remainder of IEA registered a drop in balances. Despite an uptick in IEA volumes, interest income remained stable given that short-term loans and available funds were renewed at lower rates. This evolution was partially offset by a positive shift in the mix, which reported an increase in retail banking loans’ share of total loans. In this context, the IEA yield in LC dropped 12 bps to 10.7%.

On the funding side, average balances in LC dropped 0.6% QoQ due to a decrease in the balances for BCRP and Due to Banks. The aforementioned was partially offset by growth in deposits (1.6% QoQ). This evolution was fueled by growth in Low-cost deposits, compensating for a reduction in time deposits. A more favorable funding mix led to a 34 bps reduction in the cost of funding and was reflected in a 9.0% decrease in interest expenses in LC in 4Q23.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

04. Net Interest Income (NII)

Dynamics in Foreign Currency (FC)

NII in FC increased 1.3% QoQ due to the following dynamics:

Average IEA in foreign currency rose 1.5% QoQ, driven by an uptick in the loan volume (+2.4%), which was fueled primarily by growth in the balances of short-term loans in Middle Market Banking and, to a lesser extent, by growth in the investments balance. Wholesale Banking loans were lent at relatively high rates in US Dollars, which contributed to an increase in the IEA yield from 5.9% to 6.1% (+13 bps). In this context, interest income in FC rose 3.7% in 4Q23.

Average funding in FC rose 2.2% QoQ, fueled mainly by growth in average balances for deposits and followed by Due to banks. It is important to note that growth in FC deposits led the mix to shift to a less favorable composition, which led the funding cost to rise (+12 bps QoQ) but at a slower pace than that registered in previous quarters. At quarter-end in 4Q23, the funding cost stood at 2.7% and interest expenses increased 6.7%.

YoY Analysis

YoY, NII rose 6.6%, driven by both NII in LC and FC:

Dynamics in Local Currency (LC)

NII in LC rose 4.5% YoY due to the following dynamics:

Average IEA in LC rose 0.8% YoY due to growth in the investment balance (+19.6% YoY). This evolution offset a drop in total loans (-4.8% YoY), which registered a decline due to the amortization of Government Program loans (GP). Notwithstanding, growth in structural loans (+2.6% YoY) with a more favorable rate mix, coupled with an uptick in income from Investments, increased the IEA yield by 68 bps to 10.7%. In this context, interest income in LC rose 7.7% YoY.

Average funding in LC dropped 4.0% YoY. This was driven by a drop in the balances of BCRP and Due to Banks, which reflects a reduction in Repos balances that includes the expiration of the remaining balance for GP loans. Notwithstanding, the accumulation of time deposits over the year increased the cost of funding 67 bps YoY to stand at 3.3% at year-end. In this context, interest expenses in LC rose 18.8% YoY.

Dynamics in Foreign Currency (FC)

NII in FC rose 14.5% YoY due to the following dynamics:

Average IEA in FC dropped 3.2% YoY. This evolution was primarily driven by a contraction in Available Funds due to a drop in the BCRP account in FC. Nevertheless, rising rates in US dollars over the period allowed the Group to renew a portion of the loan portfolio at higher rates, which led the IEA yield in FC to rise from 5.9% to 6.1%. In this context, interest income rose 22.3%.

Average funding in FC, in turn, dropped 1.8% YoY. This evolution was spurred mainly by a decline in Bonds and notes, which reflects, in order of impact, the expiration of corporate bonds at BCP and lower balances for BCRP Instruments and Deposits. Despite these dynamics, the cost of funding increased 70 bps YoY due to an uptick in the share of time deposits within the deposit mix in a context marked by rising rates in FC. In this context, interest expenses rose 32.7%.

YTD Analysis

In 2023, NII rose 21.3%, despite the fact that average IEA dropped in both LC (-1.9%) and FC (-5.1%).

Dynamics in Local Currency (LC)

NII in LC rose 9.2% YTD on the back of the following dynamics:

YTD to December 2023, very similar dynamics to those reported YoY were observed. In this context, interest income increased 17.1% due primarily to growth in structural loans, which was concentrated in Retail Banking, and secondarily to the yield on higher balances for investments. On the funding side, the same growth seen YoY for growth in deposits, concentrated in time deposits was seen YTD, combined with a higher expense in repos (included in BCRP + Due to banks), which led to an uptick in interest expenses to the order of 48.8%.

Datos elaborados por BCP para uso Interno	30

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

04. Net Interest Income (NII)

Dynamics in Foreign Currency (LC)

NII in FC rose 51.2% YTD due to the following dynamics:

YTD, interest income in FC rose 50.9% in 2023. This growth, as was the case YoY, was driven by a combination of higher balances and higher market rates. It is important to note that YTD, the impact of rates was greater than that seen YoY. Interest expenses in FC over the period rose 50.5%, which was driven primarily by the evolution of deposits YoY and secondarily by higher expenses for Due to banks and correspondents due to an uptick in market rates.

Datos elaborados por BCP para uso Interno	31

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

05 Provisions

Provisions for structural loans remained high and included an additional charge this quarter for provisions for the expected losses related to the “El Niño” Phenomenon (FEN), which were set aside based on the information available at the closing of books. If we exclude this impact, provisions rose slightly QoQ, driven by Wholesale Banking due a base effect and by SME-Pyme, due to an uptick in deterioration of the payment capacity of clients affected by the recessive environment. Consequently, the Structural Cost of Risk (CofR) rose 78 bps QoQ (+72 bps for FEN) to stand at 3.3%.

YoY and YTD, provisions rose. This evolution was fueled by Consumer and Credit Cards, which registered a deterioration in payment capacity among clients from older vintages, and by SME-Pyme, due to a base effect and an uptick in the deterioration of old loans concentrated in higher-risk segments. At Mibanco, the increase in provisions was spurred by a drop in the payment capacity of overindebted clients. In this context, the Structural CofR rose 127 bps YoY and 129 bps YTD to stand at 2.5%.

The CofR increased 71 bps QoQ and 127 bps YoY to stand at 3.2%. YTD, the CofR rose 128 bps and situated at 2.5%.

Provisions and Cost of Risk

Provisions and the Cost of Risk (CoR)1 of the Structural Loans Portfolio

Structural Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Gross provision for credit losses on loan portfolio	(799,864)	(990,266)	(1,265,092)	27.8%	58.2%	(2,100,541)	(3,937,528)	87.5%
Recoveries of written-off loans	84,908	91,108	86,709	-4.8%	2.1%	347,017	334,798	-3.5%
Provision for credit losses on loan portfolio, net of recoveries	(714,956)	(899,158)	(1,178,383)	31.1%	64.8%	(1,753,524)	(3,602,730)	105.5%
Structural Cost of risk (1)	2.1%	2.6%	3.3%	78 bps	127 bps	1.3%	2.5%	129 bps

(1) Provision for credit losses on loan portfolio, net of annualized recoveries / Total loans.

(2) The Cost of structural risk excludes Provisions for credit losses for the loan portfolio, net of recoveries and Placements of the government programs (PG) Reactiva Perú, FAE and Impulso MyPerú.

This past quarter, structural provisions remained high and includes an additional charge for provisions set aside for “El Niño”. Next, we will explain the quarterly, yearly and YTD dynamics for provisions excluding this impact.

QoQ, provisions rose 2.8%, driven primarily by Wholesale Banking due to a base effect that includes a decrease in reversals of provisions given that some corporate clients paid their debt in 3Q23 and by SME-Pyme, fueled by an uptick in deterioration of the payment performance of older vintages due to a recessive economic environment. The aforementioned was partially offset by reversals for sub-products of Mortgage Loans and by a more significant contraction in loans at Mibanco. Consequently, the Structural Cost of Risk (CofR) rose 78 bps QoQ (+72 bps for FEN).

YoY, provisions increased 29.3%, driven by SME-Pyme, due to a base effect for reversals reported in 4Q22, and by Consumer and Credit Cards, due to an uptick in deterioration of previous vintages. This growth was partially offset by Wholesale Banking, which was attributable to a base effect due to higher provisions in 4Q22, and by Mibanco, due to an uptick in the contraction reported for loans.

YTD, provisions rose 91.0%, fueled by:

●	Consumer and Credit Card, due to the same dynamics seen YoY.

●	SME-Pyme, due to an uptick in the deterioration of previous vintages, which was concentrated in higher-risk segments with lower tickets (< S/ 90,000).

●	Mibanco, affected by a deterioration in the payment capacity of overindebted clients.

The aforementioned was offset by reversals in Wholesale Banking, which were discussed in the QoQ and YoY analyses.

Structural Cost of Risk by Subsidiary (1)

(1) Includes the specific provision for the expected impact of “El Niño” Phenomenon.

Datos elaborados por BCP para uso Interno	32

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

05. Provisions

The evolution of provisions led the Structural CofR ratio to rise 127 bps YoY (+72 bps for FEN) and 129 bps YTD (+18 bps for FEN).

Provisions and CofR in for Government Loans (GP)

GP Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Gross provision for credit losses on loan portfolio	(15,725)	(18,484)	4,929	-126.7%	-131.3%	(58,014)	(19,615)	-66.2%
Recoveries of written-off loans	-	-	-	-	-	-	-	-
Provision for credit losses on loan portfolio, net of recoveries	(15,725)	(18,484)	4,929	-126.7%	-131.3%	(58,014)	(19,615)	-66.2%
GP Cost of risk (1)	0.7%	1.8%	-0.5%	-232 pbs	-121 pbs	0.6%	0.5%	-14 pbs

(1) PG Cost of risk includes the Provisions for credit losses for the loan portfolio, net of recoveries and placements of the Reactiva Perú, FAE and Impulso MyPerú government programs.

Provisions for GP loans fell slightly QoQ, YoY and YTD due to on-going execution of honoring processes for State guarantees.

The provisions balance for GP loans represents 1.4% of Credicorp’s total provisions balance. The relatively small balance reflects the ample coverage in place for this type of loan, which ranges between 80% and 98%. For more information, see 1.2 Portfolio Quality – Government Program NPLs.

Provisions and CofR of Total Portfolio

Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Gross provision for credit losses on loan portfolio	(815,589)	(1,008,750)	(1,260,163)	24.9%	54.5%	(2,158,555)	(3,957,143)	83.3%
Recoveries of written-off loans	84,908	91,108	86,709	-4.8%	2.1%	347,017	334,798	-3.5%
Provision for credit losses on loan portfolio, net of recoveries	(730,681)	(917,642)	(1,173,454)	27.9%	60.6%	(1,811,538)	(3,622,345)	100.0%
Cost of risk (1)	2.0%	2.5%	3.2%	71 pbs	127 pbs	1.2%	2.5%	128 pbs

(1) Provision for credit losses on loan portfolio, net of annualized recoveries / Total loans.

The CofR for the total portfolio, which is comprised of structural and GP loans, rose 71 bps QoQ, 127 bps YoY and 128 bps YTD. Growth in these periods was driven by an increase in provisions for structural loans and for an additional charge to set aside provisions for the El Niño Phenomenon (FEN).

QoQ Cost of Risk Evolution	YoY Cost of Risk Evolution

(1) Others include BCP Bolivia, Mibanco Colombia, ASB y eliminations.	(1) Others include BCP Bolivia, Mibanco Colombia, ASB y eliminations.

YTD Cost of Risk Evolution

(1) Others include BCP Bolivia, Mibanco Colombia, ASB y eliminations.

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|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

06 Other Income

Other Core Income rose 1.7% QoQ and 1.3% YoY. This evolution was driven primarily by an increase in fee income at BCP Bolivia, which was fueled by an uptick in foreign transfers. If we exclude the effects of these operations, Other Core Income rose 2.1% and 1.4% QoQ and YoY, respectively. This growth was spurred mainly by BCP Stand-alone, due to an uptick in FX transactions, and by higher Fee Income at Credicorp Capital. YTD, core income fell 0.8% (1.1% if we exclude Bolivia) due to the elimination of intercity transfer fees at BCP Stand-alone.

QoQ, YoY and YTD, Other Non-Core Income rose in line with an uptick in the Net Gain on Securities, which reflected growth in the trading revenues at Credicorp Capital and ASB and positive variations in the value of investment portfolios at Pacifico and the reserves account at Prima..

6.1. Other Core Income

Other Core Income	Quarter			% Change		Year		% Change
(S/ 000)	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Fee income	895,295	975,955	986,173	1.0%	10.2%	3,642,857	3,804,459	4.4%
Net gain on foreign exchange transactions	293,215	208,620	218,047	4.5%	-25.6%	1,084,151	886,126	-18.3%
Total other income Core	1,188,510	1,184,575	1,204,220	1.7%	1.3%	4,727,008	4,690,585	-0.8%

In 2023, BCP Bolivia implemented a strategy to attenuate the impact of the Central Bank of Bolivia’s decision to restrict US Dollar purchases. This entailed adjusting the fee structure for foreign transfers, which led to fee income to rose and posting a gain net of losses on FX transactions of S/14.8 million this year.

If we exclude transactions at BCP Bolivia, the results of Other Core income reflect the following dynamics:

QoQ, Other Core Income rose 2.1%, driven primarily by an uptick in the Net gain on FX Transactions at BCP Stand-alone. This evolution reflected our treasury team’s efforts to take advantage of seasonality at year-end to offer more advantageous spreads. Additionally, Credicorp Capital registered an increase in Fee income.

This growth was partially offset by a reduction in net fee income in the banking business at BCP Stand-alone.

YoY, the increase of 1.4% was driven mainly by an uptick in fee income from Credicorp Capital, as explained in the QoQ dynamics, and growth in fee income via the banking business at BCP Stand-alone.

YTD, a 1.1% drop was reported in fee income decrease in the fee balance at BCP, which was driven by the elimination of intercity transfer fees.

Fee income from the banking business

Composition of fee income in the banking business (*)

Banking Business Fees	Quarter			% Change		Year		% Change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Payments and transactionals (1)	302.470	373.972	363.596	-2.8%	20.2%	1,191.005	1,384.930	16.3%
Liability accounts (2)	226.496	178.224	185.751	4.2%	-18.0%	916.363	723.965	-21.0%
Loan Disbursement (3)	97.336	89.916	96.564	7.4%	-0.8%	380.579	373.280	-1.9%
Off-balance sheet	63.247	55.659	56.510	1.5%	-10.7%	243.203	230.978	-5.0%
Mibanco (Peru and Colombia)	34.165	39.220	34.484	-12.1%	0.9%	134.888	153.177	13.6%
Insurances	28.617	32.960	31.693	-3.8%	10.7%	119.125	126.295	6.0%
BCP Bolivia	24.479	84.941	104.959	23.6%	328.8%	102.488	335.061	226.9%
Wealth Management and Corporate Finance	12.880	16.428	10.704	-34.8%	-16.9%	65.384	59.264	-9.4%
ASB	8.936	10.153	4.946	-51.3%	-44.7%	34.499	33.417	-3.1%
Others (4)	14.882	16.803	9.168	-45.4%	-38.4%	53.683	54.182	0.9%
Total	813.508	898.278	898.375	0.0%	10.4%	3,241.217	3,474.550	7.2%

(*) This table corresponds to management numbers.

(1) Corresponds to fees from: credit and debit cards; payments and collections.

(2) Corresponds to fees from: Account maintenance, interbank transfers, national money orders y international transfers.

(3) Corresponds to fees from retail and wholesale loan disbursements.

(4) Use of third-party network, other services to third parties and Commissions in foreign branches.

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|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

06. Other Income

If we exclude fee income from BCP Bolivia, the results for Fee income from banking services presented the following dynamics:

QoQ, the result dropped 3.0%, driven primarily by the regularization of fee payments that BCP Stand-alone makes to Pacifico for Bancassurance. However, the contraction was offset at the consolidated level by growth in the line for the underwriting insurance result.

YoY, Fee income from banking services rose 0.6%. This evolution primarily reflects an increase in total fees from the payment and services venue, which rose due to growth in transactions via:

●	Debit card billing (+14.0%);

●	Credit card billing (+8.8%) y

●	More transactions through Yape (+133%).

YTD, Fee income from banking services would have remained stable as growth in payments and services offset lower revenues due to the elimination of intercity transfer fees.

6.2 Other Non-Core Income

Other Non-Core Income	Quarter			% change		Year		% change
(S/ 000)	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Net gain on securities	77,513	53,591	115,825	116.1%	49.4%	-98,993	308,055	n.a.
Net gain from associates (1)	25,422	32,056	34,132	6.5%	34.3%	104,461	117,089	12.1%
Net gain on derivatives held for trading	5,857	38,545	5,019	-87.0%	-14.3%	65,187	53,665	-17.7%
Net gain from exchange differences	33,108	4,564	15,255	234.2%	-53.9%	387	45,778	n.a.
Other non-financial income	-2,548	89,272	112,372	25.9%	-4510.2%	268,046	440,653	64.4%
Total other Non-Core Income	139,352	218,028	282,603	29.6%	102.8%	339,088	965,240	184.7%

(1) Includes gains on other investments, which are mainly attributable to the Banmedica result.

QoQ Other Non-Core Income Evolution (Thousands of soles)	YoY Other Non-Core Income Evolution (Thousands of soles)

FY Other Non-Core Income Evolution

(Thousands of soles)

(1) Others includes: Grupo Crédito, Credicorp Individual, eliminations and others.

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|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

06. Other Income

QoQ, Other Non-Core Income rose. This evolution was driven primarily by an uptick in the Net Gain on Securities via adept trading strategies at Credicorp Capital and secondarily by a positive result for Other Income, which was impacted mainly by the sale of judicial recoveries at BCP Stand-alone.

YoY, Other Non-Core Income rose due to growth in Other Income. This result was spurred by the same drivers as those seen in QoQ and by an increase in the Net Gain on Securities at BCP Stand-alone given that, in 4Q22, losses generated by the trading portfolio were offset by growth in interest income on fixed-income investments.

YTD, the improvement in results reflects an increase in the Net Gain on Securities due to good results for trading strategies at Credicorp Capital and ASB; growth in income in the investment portfolio at Pacifico; and a revaluation of reserves at Prima AFP.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

07	Insurance Underwriting Results

The insurance underwriting result fell 13.2% QoQ due to a drop in underwriting results in P & C and Life. The decline at P & C was attributable to an uptick in Expenses for insurance services, which was primarily attributable to an increase in claims in P & C Risks and Medical Assistance. In the Life line, the underwriting result dropped due to an increase in Expenses for insurance service derived from a greater frequency of claims in D & S and Credit Life. It should be noted that, in both P & C and Life, the higher Expenses for insurance services were mitigated by the higher Income from the insurance service.

YTD, the insurance underwriting result rose 43.9%, driven by an improvement in the result for the Life business and Crediseguros. The uptick in Life was spurred mainly by favorable price and volume dynamics for insurance in the D & S line.

Insurance Underwriting Result		Quarter			Change %		As of		Change %
S/ millions		4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	2023 / 2022
Total	Income from Insurance Services	929.7	923.7	1,019.6	10.4%	9.7%	3,478.5	3,843.1	10.5%
	Expenses for Insurance Services	(675.9)	(505.4)	(634.0)	25.4%	-6.2%	(2,216.8)	(2,235.0)	0.8%
	Reinsurance Results	(117.0)	(87.4)	(98.4)	12.6%	-15.9%	(420.3)	(397.1)	-5.5%
	Insurance Undewrwriting Result	136.8	330.9	287.3	-13.2%	110.0%	841.4	1,211.1	43.9%
P&C	Income from Insurance Services	437.7	404.6	449.8	11.2%	2.8%	1,660.0	1,694.7	2.1%
	Expenses for Insurance Services	(282.7)	(256.2)	(323.7)	26.4%	14.5%	(981.2)	(1,138.5)	16.0%
	Reinsurance Results	(92.7)	(64.3)	(76.8)	19.4%	-17.2%	(389.0)	(293.1)	-24.7%
	Insurance Undewrwriting Result	62.4	84.2	49.3	-41.4%	-20.9%	289.8	263.1	-9.2%
Life	Income from Insurance Services	453.4	487.1	534.8	9.8%	18.0%	1,738.3	2,033.1	17.0%
	Expenses for Insurance Services	(372.1)	(243.3)	(305.1)	25.4%	-18.0%	(1,212.0)	(1,076.3)	-11.2%
	Reinsurance Results	(20.2)	(17.3)	(14.5)	-16.2%	-28.1%	(27.1)	(83.0)	206.6%
	Insurance Undewrwriting Result	61.1	226.6	215.2	-5.0%	252.3%	499.3	873.9	75.0%
Crediseguros	Income from Insurance Services	23.5	33.9	37.1	9.5%	58.3%	78.1	123.6	58.2%
	Expenses for Insurance Services	(5.3)	(11.3)	(11.5)	2.0%	114.9%	(19.9)	(39.2)	96.9%
	Reinsurance Results	(6.7)	(7.6)	(9.1)	19.1%	36.0%	(19.9)	(30.0)	50.3%
	Insurance Undewrwriting Result	11.4	15.0	16.5	10.2%	44.9%	38.3	54.4	42.2%

In the QoQ analysis, the Insurance Underwriting Result dropped 13.2%. This evolution was driven by an uptick in expenses for insurance services (+25.4%) in both P & C and Life and by a less favorable reinsurance result. These dynamics were partially mitigated by growth in income for insurance services, which was spurred mainly by the Life business.

YTD, the Insurance Underwriting Result rose 43.9%. This variation was driven mainly by an increase in income from insurance services (+10.5%), primarily in Life and Crediseguros, and secondarily by a less favorable reinsurance result. These dynamics were partially offset by an uptick in expenses for insurance services (+0.8%), mainly in P & C due to growth in claims.

P & C Insurance

Income from the Insurance Services	Expenses from the Insurance Services

Datos elaborados por BCP para uso Interno	37

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

Insurance Underwriting Results

QoQ, the Insurance Underwriting Result dropped 41.4%. The following dynamics stood out:

●	Income from insurance services increased 11.2%, driven mainly by growth in underwritten premiums for P & C products and for Fire, Maritime Hulls and Mortgage in particular.

●	Expenses for insurance services increased 26.4% due to growth in claims in P & C Risks and Medical Assistance.

●	The reinsurance result rose 19.4%; this was driven by an increase in the volume of ceded premiums, which was in line with an uptick in underwritten premiums in P & C.

In the YTD analysis, the Insurance Underwriting Result fell 9.2%, fueled by the following dynamics:

●	Income from insurance services rose 2.1%, driven mainly by growth in the premium volume via P & C products and through Fire, Maritime Hulls and Card Protection in particular. The Cars line also contributed to an increase in income through higher premium subscriptions in the corporate channel and via growth in SOAT, through bancassurance.

●	Expenses for insurance services rose 16.0%, mainly due to higher claims in (i) P & C Risks, primarily through Fire products, where more reserves were established, and Card Protection, due to the increase in the incidence of unrecognized online purchases, and (ii) Vehicular, due to the increase in the frequency of accidents. Likewise, there were higher attributable expenses compared to the previous year.

●	The reinsurance result dropped 24.7%, fueled by reinsurance recoveries on claims for the Yaku Cyclone.

Life Insurance

Income from Insurance Services	Expenses from Insurance Services

QoQ, the Insurance Underwriting Result fell 5.0%. The following dynamics were noteworthy:

●	Income from insurance services rose 9.8% due to (i) Credit Life, which experienced growth in the premium volume for Bancassurance at BCP, and (ii) D & S, which also reflected an uptick in premium collections.
●	Expenses for insurance services increased 25.4%, which reflected growth in claims in all line businesses, which was led by Credit Life and AFP, which registered an increase in claims frequency.
●	The reinsurance result dropped 16.2%, which was mainly driven by an increase in claims recovered from the reinsurer of SCTR products in Group Life.

YTD, the Insurance Underwriting Result rose 75.0%. The following dynamics stood out:

●	Income from insurance services increased 17.0%. This growth was attributable primarily to (i) D & S, after Pacifico reaped the benefits of obtaining a larger portion of and better rates under SISCO VI versus SISCO V, (ii) Credit Life, due to an increase in sales of Bancassurance through BCP and Banco de la Nación, (iii) Group Life, through SCTR products and Statutory Life, which reflected an uptick in underwritten premiums.
●	Expenses for insurance services fell 11.2% YTD, which was influenced by the lower levels of claims in Group Life, D & S and Credit Life versus periods affected by COVID-19. This was mitigated by higher attributable expenses.
●	The loss reported for the reinsurance result rose 206.6%, which reflects growth in ceded premiums in the D & S line.

Datos elaborados por BCP para uso Interno	38

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

08	Operating Expenses

Operating expenses rose YTD, driven primarily by disruptive initiatives at the Credicorp level and by core business at BCP Stand-alone. Expenses for disruptive initiatives at the Credicorp level, which are concentrated in Yape and Tenpo, rose 66.6%. Core business expenses at BCP increased in IT-related expenses for (i) an uptick in cloud use given ongoing increases in client digitalization; (ii) investments to improve digital capacities and an improvement in cybersecurity; and (iii) measures to attract more specialized digital talent. If we exclude expenses for disruption, growth to date in operating expenses stands at 5.6%.

Total Operating Expenses

Operating expenses	Quarter			% change		Year		% change
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2022/2023
Salaries and employees benefits	1,036,148	1,061,402	1,119,758	5.5%	8.1%	3,902,161	4,265,453	9.3%
Administrative, general and tax expenses	1,029,027	1,007,894	1,089,203	8.1%	5.8%	3,414,065	3,803,203	11.4%
Depreciation and amortization	165,694	159,761	177,618	11.2%	7.2%	636,489	659,007	3.5%
Association in participation	12,936	14,634	9,109	-37.8%	-29.6%	40,955	53,097	29.6%
Operating expenses	2,243,805	2,243,691	2,395,688	6.8%	6.8%	7,993,670	8,780,760	9.8%

In the analysis of expenses, we consider solely YTD movements to eliminate the impact of seasonality between quarters.

Operating expenses remain high due to:

●
Growth in Administrative and general expenses and taxes, mainly at BCP and associated with IT expenses related to an uptick in transactionality as well as development of and investment in disruption. Expenses for Advertising and Fidelity programs rose for both the core business and disruptive initiatives.

●	An increase in Salaries and Employee Benefits, which was primarily attributable to an increase in the headcount of specialized IT personnel.

The uptick in operating expenses YTD stood at 9.8%. If we exclude disruption expenses, growth in operating expenses YTD was 5.6%.

Administrative and General Expenses

Administrative general, and tax expenses	Quarter			% change		Year		% change
S/000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2022/2023
IT expenses and IT third-party services	262,822	271,304	311,417	14.8%	18.5%	908,339	1,080,001	18.9%
Advertising and customer loyalty programs	212,707	171,902	239,028	39.0%	12.4%	652,587	720,718	10.4%
Taxes and contributions	94,071	65,606	93,090	41.9%	-1.0%	280,171	264,326	-5.7%
Audit Services, Consulting and professional fees	139,096	112,480	105,340	-6.3%	-24.3%	333,325	336,715	1.0%
Transport and communications	63,981	57,518	60,869	5.8%	-4.9%	225,491	226,860	0.6%
Repair and maintenance	36,079	44,084	49,698	12.7%	37.7%	136,105	157,127	15.4%
Agents’ Fees	27,673	29,310	31,911	8.9%	15.3%	106,356	115,120	8.2%
Services by third-party	35,338	45,426	43,936	-3.3%	24.3%	113,211	144,534	27.7%
Leases of low value and short-term	23,968	27,754	30,205	8.8%	26.0%	91,680	108,357	18.2%
Miscellaneous supplies	22,845	27,091	30,589	12.9%	33.9%	87,844	118,510	34.9%
Security and protection	16,365	16,064	16,575	3.2%	1.3%	64,480	64,432	-0.1%
Subscriptions and quotes	14,322	14,391	18,444	28.2%	28.8%	55,914	61,945	10.8%
Electricity and water	14,848	13,592	16,316	20.0%	9.9%	50,566	56,359	11.5%
Electronic processing	12,225	9,959	11,284	13.3%	-7.7%	35,896	39,764	10.8%
Insurance	8,629	38,034	4,518	-88.1%	-47.6%	62,994	56,324	-10.6%
Cleaning	5,368	5,930	6,122	3.2%	14.0%	20,435	22,677	11.0%
Others (1)	38,690	57,449	19,861	-65.4%	-48.7%	188,671	229,434	21.6%
Total	1,029,027	1,007,894	1,089,203	8.1%	5.8%	3,414,065	3,803,203	11.4%

Administrative and general expenses rose 11.4% in 2023, driven primarily by growth in IT and advertising expenses in BCP’s core business and for disruptive initiatives.

Datos elaborados por BCP para uso Interno	39

|	Earning Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

08. Operating Expenses

Operating Expense in Core Businesses and Disruption (1)

Operating Expenses S/ (000)	Quarter			% change		As of		% change
	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2022/2023
Core Business BCP	1,332,331	1,245,767	1,356,334	8.9%	1.8%	4,669,486	4,948,125	6.0%
Core Business Mibanco	300,155	302,729	299,717	-1.0%	-0.1%	1,154,270	1,200,445	4.0%
Core Business Pacifico	82,114	79,355	85,485	7.7%	4.1%	262,796	301,816	14.8%
Disruption (2)	196,125	222,207	335,077	50.8%	70.8%	557,938	929,473	66.6%
Others (3)	333,081	393,633	319,075	-18.9%	-4.2%	1,349,180	1,400,900	3.8%
Total	2,243,805	2,243,691	2,395,688	6.8%	6.8%	7,993,670	8,780,760	9.8%

(1)	Management figures.

(2)	Includes disruptive initiatives at the subsidiaries and Krealo.

(3)	Includes Credicorp Capital, ASB, Prima, BCP Bolivia, Mibanco Colombia, and other entities within the Group.

YTD, growth of 9.8% in operating expenses at Credicorp was driven by disruptive initiatives at the Credicorp level, which were responsible for 47.2% of total growth, and by our core business at BCP, which accounted for 35.4%.

Growth in disruption expenses reached 66.6% YTD and represented 10.6% of total expenses in 2023. These expenses were attributable to investments in personnel and in developing functionalities through initiatives such as Yape, Tenpo, Culqi, Tyba, among others. These investments aim to strengthen our leadership in the long term.

In the case of BCP’s core business, YTD growth of 6.0% was driven by both IT expenses and core business expenses excluding technology:

●	Technology Expenses (IT)

●	In line with an increase in the transactional volume of increasingly digitalized clients, expenses for the use of the bank’s servers rose. The monetary and non-monetary transactions through digital channels rose 116.5% and 87.8% respectively.

●	Additionally, strategic IT projects were carried out to develop new capabilities.

●	More personnel with specialized digital capacities were hired; the average salary paid to this personnel also rose.

●	Expenses in the core business excluding IT

●	Expenses for marketing and advertising rose to attract more deposits and drive sales of digital products.

●	Expenses for supplies increased due to the increase in the number of debit and credit cards, as well as physical and digital tokens.

●	An uptick in expenses for Fidelity programs, in line with growth in the use of credit cards (+15.8%) this year.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

09	Operating Efficiency

The efficiency ratio registered an improvement of 142 bps YTD as income growth was higher than expenses growth. This evolution was in line with an uptick in core income, which was driven by growth in net interest income at BCP. NII was up over the period due to the loan book growth and an improvement in the loan mix, which reflected growth in retail loans.

Efficiency Ratio reported by subsidiary

Subsidiary	Quarter			% change		As of		% change
	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2022/2023
BCP	41.9%	39.2%	41.8%	260 bps	-10 bps	40.7%	38.8%	-190 bps
BCP Bolivia	64.5%	65.3%	59.0%	-630 bps	-550 bps	60.9%	61.3%	40 bps
Mibanco Perú	52.3%	51.4%	52.9%	150 bps	60 bps	51.3%	52.7%	140 bps
Mibanco Colombia	93.3%	86.0%	98.2%	1220 bps	490 bps	81.8%	91.6%	980 bps
Pacífico	53.7%	24.7%	34.9%	1020 bps	-1880 bps	34.3%	26.5%	-780 bps
Prima AFP	46.1%	51.6%	54.2%	260 bps	810 bps	51.0%	51.3%	30 bps
Credicorp	49.5%	46.3%	49.0%	265 bps	-57 bps	47.5%	46.1%	-142 bps

Operating income has been re-expressed with regard to previous reports to reflect the application of IFRS 17. This standard applies solely to the Insurance Business. For more details, review annex 12.1.8.

(1) Operating expenses = Salaries and employees benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

(2) Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net Insurance Underwriting Results.

(3) Operating expenses / Operating income (under IFRS 17).

This analysis considers movements at the YTD level to eliminate the impact of seasonality between quarters.

The efficiency ratio improved, primarily due to an uptick in core income at BCP due to the loan book growth and an improvement in the structural mix. This evolution was driven by growth in retail banking loans, which was fueled mainly by SME-Pyme, and to a lesser extent, by growth in the Insurance Underwriting Result at Pacifico.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

10 Regulatory Capital

Credicorp’s Regulatory Capital fell to 1.3 times the minimum requirement for Regulatory Capital, which reflects a gradual increase in the buffers for capital conservation and market concentration at BCP Stand-alone and Mibanco.

IFRS CET1 at BCP Stand-alone rose 61 bps YoY to stand at 13.2%, which reflects an uptick in Retained Earnings (+15.4%) as well as growth in the balance for Capital and Reserves (+3.4%).

The IFRS CET1 at Mibanco rose 191 bps YoY to stand at 18.37%. A decline in RWAs (-1.6%), and an uptick in Retained Earnings (+99.1%), impacted this dynamic.

10.1 Regulatory Capital at Credicorp

Credicorp’s Regulatory Capital Ratio stood at 1.30 at the end of 4Q23. In the QoQ analysis, the ratio dropped 14 bps due to an uptick in the regulatory capital requirement, which reflects a gradual increase in the buffers for capital conservation and market concentration at BCP Stand-alone and Mibanco. Our prudent solvency management has, nonetheless, allowed us to maintain a very comfortable position with regard to the minimums required by the regulator for BCP and Mibanco.

In the YoY analysis, the Regulatory Capital Ratio fell 5 bps due to an uptick in the volume of regulatory capital required, which was driven by the same dynamics seen above. This evolution was partially offset by growth in the balance of Facultative and Restricted Reserves.

Analysis of Capital at the Subsidiaries

Under the current local regulation, which has been in effect since January 2023, three regulatory ratios exist: Common Equity Tier 1 (CET 1), Tier 1 Capital and Global Capital. For all effective purposes, Tier 1 Capital is equal to CET 1 Ratio in Credicorp’s case given that we possess no subordinated Tier 1 debt. Additionally, as has been our practice over the last few years, we use the IFRS CET 1 ratio, which differs slightly from CET 1 (calculated under local accounting); these differences primarily impact the Provisions and Unrealized Loss accounts.

10.2 Analysis of Capital at BCP

IFRS CET 1 at BCP Stand-alone rose 16 bps QoQ to stand at 13.20% at   the end of 4Q23, while our internal appetite stood at 11.%. This evolution was attributable to an uptick in Retained Earnings, which was partially offset by a drop in the balance for Capital and Reserves after an extraordinary dividend was announced in the month of October. The RWA levels rose 1.6%, which reflected growth in retail   loans. YoY, the IFRS CET 1 ratio increased 61 bps, driven by (i) an uptick in YTD and Period Results, and (ii) growth in the balance for Capital and Reserves.

Finally, the Global Capital ratio at BCP Stand-alone stood at 17.46% (- 5 bps QoQ). This compares favorably with the minimum ratio set by the regulator at the end of December 2023 of 12.59%, and stands as proof of our prudent approach to solvency management. In QoQ terms, the drop reported in this ratio was driven by growth in RWAs for credit risk, which was in turn fueled by an uptick in retail loans, and was partially offset by (i) an increase in YTD and Period results, and (ii) growth in the balance for Capital and Reserves. The local CET 1 ratio stood at 13.09% versus the 6.68% required at the end of December 2023.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

10. Regulatory Capital

10.3 Analysis of Capital at Mibanco

At the end of 4Q23, the IFRS CET 1 ratio at Mibanco stood at 18.37% (+80 bps QoQ), while our internal appetite sets this ratio at 15%. This increase was primarily attributable to a reduction in the loan portfolio. The uptick registered in the YTD and Period Results also contributed, albeit to a lesser extent, to an increase in IFRS CET 1. Growth in this ratio QoQ was partially offset by a drop in the balance for Goodwill and Intangibles. YoY, this ratio rose 191 bps due to a drop in RWAs; an uptick in the YTD and Period results; and growth in the balance for Capital and Reserves.

The Global Capital Ratio at Mibanco stood at 20.56% (+81 bps QoQ), while the minimum required by the regulator stood at 12.81%. As such, our level remains very comfortable. This variation was driven by the same dynamics as those seen in the evolution of the IFRS CET 1 ratio. The local CET 1 ratio stood at 18.22% in 4Q23, whereas the minimum requirement at the end of December 2023 was 6.68%.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

11 Economic Outlook

In 4Q23, the Peruvian economy would have contracted around 0.2% YoY (-0.9% YoY in 3Q23), accumulating its fourth consecutive quarter of year-on-year decline. The decline in non-primary sectors slowed but continued to be dragged down by the contraction of construction, non-primary manufacturing and services. For their part, the primary sectors grew due to the production of copper from Quellaveco, the greater extraction of minerals with higher average ore grades from several mining companies and an early opening of the second fishing season.

The annual inflation rate continued to decelerate, closing the quarter at 3.2% YoY (5.0% YoY in 3Q23). Real GDP, in turn, is estimated to post negative growth of -0.5% in 2023.

According to the BCRP, the exchange rate closed at USDPEN 3.710 in 4Q23, an appreciation of 2.2% compared to the end of 3Q23 and 2.7% compared to a year ago.

Peru: Economic Forecast

	2018	2019	2020	2021	2022	2023 (3)	2024 (3)
GDP (US$ Millions)	226,919	232,519	205,755	225,803	244,789	266,782	277,498
Real GDP (% change)	4.0	2.2	(11.0)	13.3	2.7	(0.5)	2.5
GDP per capita (US$)	7,190	7,237	6,306	6,835	7,330	7,872	8,137
Domestic demand (% change)	4.1	2.2	(9.8)	14.5	2.3	(1.9)	2.4
Gross fixed investment (as % GDP)	22.4	21.8	19.9	21.6	22.0	23.6	23.6
Financial system loan without Reactiva (% change) (1)	10.3	6.4	(4.3)	12.6	9.7	3.0	5.5
Inflation, end of period(2)	2.2	1.9	2.0	6.4	8.5	3.2	2.2
Reference Rate, end of period	2.8	2.3	0.3	2.5	7.5	6.8	4.8
Exchange rate, end of period	3.4	3.3	3.6	4.0	3.8	3.7	3.8
Exchange rate, (% change)	0.0	(0.0)	0.1	0.1	(0.0)	(0.0)	0.0
Fiscal balance (% GDP)	(2.3)	(1.6)	(8.9)	(2.5)	(1.6)	(2.8)	(2.5)
Public Debt (as % GDP)	25.6	26.6	34.6	35.9	34.0	33.3	33.8
Trade balance (US$ Millions)	7,201	6,879	8,196	14,927	9,565	16,700	15,100
(As % GDP)	0.0	0.0	0.0	0.1	0.0	0.1	0.1
Exports	49,066	47,980	42,905	63,151	65,834	67,200	68,100
Imports	41,866	41,101	34,709	48,223	56,269	50,500	53,000
Current account balance (As % GDP)	(0.0)	(0.0)	0.0	(0.0)	(0.0)	(0.0)	(0.0)
Net international reserves (US$ Millions)	60,121	68,316	74,707	78,495	71,883	71,033	72,500
(As % GDP)	26.5%	29.4%	36.3%	34.8%	29.4%	26.6%	26.1%
(As months of imports)	17	20	26	20	15	17	16

Sources: INEI, BCRP y SBS.

(1) Financial System, Current Exchange Rate

(2) Inflation target: 1% - 3%

(3) Grey area indicate estimates by BCP Economic Research as of January 2024

Datos elaborados por BCP para uso Interno	44

|	Earnings Release 4Q / 2023	Analysis of 4Q23 of Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product

(Annual Real Variations, % YoY)

In 4Q23, the Peruvian economy is expected to have contracted around 0.2% YoY, the smallest contraction of the year, although the fourth consecutive quarter of decline. The primary sectors would have grown due to (i) Quellaveco’s copper production and the greater extraction of minerals with higher average ore grades from several mining companies and (ii) the early beginning of the second anchovy fishing season (it started a month earlier than in 2022). Regarding the non-primary sectors, the decline slowed but continue to be dragged down by the contraction of construction, non-primary manufacturing and services.

In 2023, GDP fell 0.5%, the worst performance of the Peruvian economy since 1998 (excluding the pandemic). Several factors explained this contraction; within the most important, the social protests of the beginning of the year and the weather phenomenon El Niño Costero reduced GDP growth by two percentage points, according to the Central Bank of Perú (BCRP).

Annual Inflation and Central Bank Reference Rate

(%)

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

11. Economic Outlook

Inflation, measured using the Consumer Price index of Metropolitan Lima, slowed from 8.5% YoY at the end of 4Q22 to 3.2% YoY at the end of 4Q23 due to the reversal of supply shocks in the agricultural sector, normalization of global supply chains and the fall in the 2023 average commodity prices (wheat: -28%, corn: -18%; soy: -8%) and crude oil (WTI -17%). Core inflation (excludes food and energy), in December 2023, slowed to 2.9% YoY and returned to the BCRP target range of between 1% - 3% after two consecutive years of surpassing it.

At its December meeting, the BCRP cut its policy rate by 25 bps. to 6.75%, its fourth consecutive cut of that magnitude. Thus, in 4Q23, the cumulative cuts totaled 75 bps. The rate cut cycle, which began in September, occur after 7 consecutive months where the BCRP kept the policy rate at its historical level of 7.75% (the last rate hike of 25 pbs. was decided in January 2023). In January 2024, the monetary authority cut its rate again by 25 bps to 6.50%.

Fiscal Balance and Current Account Balance

(% of GDP, Quarter)

The annualized fiscal deficit in the last 12 months to December 2023 rose to 2.8% of GDP, compared to 1.7% of GDP in 4Q22. This increase was explained, to a greater extent, by the fall in fiscal revenues from 22.1% of GDP to 19.8% of GDP. The drop in income tax and value added tax revenue stood out owing to the contraction of domestic demand and lower metals and energy prices. Non-financial spending rose 1.2% YoY due to an increase in current spending (4.2% YoY).

In October 2023, Fitch affirmed BBB Peru’s sovereign debt credit rating with negative outlook. Moody’s and S&P assign a rating of Baa1 and BBB, respectively, both with negative outlook. Hence, the three credit rating agencies assign a negative outlook on Peru’s rating. S&P and Fitch have the rating two-steps above investment grade.

Regarding external accounts, the current account deficit fell from 4.0% of GDP at the end of 2022 to 0.7% of GDP in 3Q23 (in cumulative terms for the last 4 quarters).

The 12-month accumulated trade balance surplus to November 2023 stood at USD 16.9 billion, a historical high and larger than the USD 15.1 billion registered in September. In the same period, exports barely grew 0.6% YoY to USD 67 billion, affected by lower prices of traditional products, which were, in part, offset by higher volumes. Imports fell 10.3% YoY to USD 50.1 billion due to lower import volumes of industrial supplies and construction materials, as well as lower commodity prices, mainly oil and food.

Terms of trade grew 12.5% YoY in November 2023, because of higher export prices (5.8% YoY) and lower import prices (-6.0% YoY). On the former, predominantly higher copper, gold and non-traditional agricultural products prices drove the increase, while on the latter, the fall was explained by lower oil and food prices. In November, terms of trade rose 4.6% compared with the end of 2022

Datos elaborados por BCP para uso Interno	46

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

11. Economic Outlook

Exchange Rate

(PEN per USD)

Mexican peso 2.6% and the Chilean peso 1.3%.

According to BCRP, the exchange rate closed 4Q23 at USDPEN 3.71, an appreciation of 2.2% compared with the end of 3Q23 and 2.7% with respect to the end of 2022. In October, the exchange rate weakened towards USDPEN 3.88, close to the highest level of the year of USDPEN 3.90 reached in January, due to the increase in the US 10-year treasury yield to its highest since 2007. Hence, the BCRP intervened in the spot market, for the third time in the year, selling USD 67 million. As such, in 2023, the BCRP sold USD 81 million in the spot market, much lower than the USD 1.2 billion sold in 2022.

Latam main currencies also appreciated in 4Q23 compared with the previous quarter due to the weakening of the global dollar after signs from the Federal Reserve of possible rate cuts in 2024. The Colombian peso appreciated 5.0%, the Brazilian real 3.6%, the

Net international reserves closed 4Q23 at USD 71.0 billion, similar to the end of 3Q23 level (USD 71.2 billion). The FX position of the BCRP stood at USD 51.6 billion in 4Q23, a decrease of USD 1.3 billion with respect to the end of 3Q23.

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|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

● The occurrence of natural disasters or political or social instability in Peru;

● The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;

● Performance of, and volatility in, financial markets, including Latin-American and other markets;

● The frequency, severity and types of insured loss events;

● Fluctuations in interest rate levels;

● Foreign currency exchange rates, including the Sol/US Dollar exchange rate;

● Deterioration in the quality of our loan portfolio;

● Increasing levels of competition in Peru and other markets in which we operate;

● Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;

● Changes in the policies of central banks and/or foreign governments;

● Effectiveness of our risk management policies and of our operational and security systems;

● Losses associated with counterparty exposures;

● The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and

● Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.

We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

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12	Appendix

12.1. Implementation of IFRS 17 – Restatement of figures and ratios for 2022	50
12.1.1. Introduction to the new standards IFRS 17	50
12.1.2. Conceptual Framework	50
12.1.3. Recognition of Profit and Loss	50
12.1.4. Valuation Methods	50
12.1.5. Impact on Equity Under IFRS 17	51
12.1.6. Reformulation of Profit and Loss Statement at Pacífico Grupo Asegurador for year 2022	51
12.1.7. Reformulation of Credicorp’s Profit and Loss Statement for year 2022	52
12.1.8. Changes in the Methodology to Calculate Financial Indicators and their Reformulation for the year 2022	52
12.1.9. Glossary of Terms Under IFRS 17	55
12.2. Physical Point of contact	55
12.3. Loan Portfolio Quality	55
12.4 Net Interest Income (NII)	60
12.5. Regulatory Capital	61
12.6. Financial Statements and Ratios by Business	65
12.6.1. Credicorp Consolidated	65
12.6.2. Credicorp Stand-alone	67
12.6.3. BCP Consolidated	68
12.6.4. BCP Stand-alone	70
12.6.5. BCP Bolivia	72
12.6.6. Mibanco	73
12.6.7. Prima AFP	74
12.6.8. Grupo Pacifico	75
12.6.9. Investment Management and Advisory	77
12.7. Table of calculations	78
12.8. Glossary of terms	79

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12. Appendix

12.1. Implementation of IFRS 17 – Restatement of figures and ratios for 2022

12.1.1. Introduction to the new standards IFRS 17

IFRS 17 was published in May 2017 as a replacement to IFRS 4 “Insurance Contracts.” The aim of this change is to ensure that consistent measurement criteria are applied to improve transparency and the comparability of Financial Statements. The new standard became effective in January 2023.

The primary objectives of this standard include:

(i)	Improving comparability between insurers at the global level. IFRS 4 allowed entities to use a wide variety of accounting practices with regard to insurance contracts.

(ii)	Adequately reflecting the economic value of insurance contracts. Some previous accounting practices allowed under IFRS failed to adequately reflect real underlying financial situations or the financial yields on insurance contracts.

(iii)	Providing more useful information to users of financial statements.

12.1.2. Conceptual Framework

Insurance contracts combine attributes of risk coverage, provision of services and instruments of investments and by nature, generate cash flows (outflows such as claims payments, redemptios, expirations, pensions, attributable expenses, income such as premiums) during their term.

The difference between expected outflows and inflows (fulfillment cashflows), combined with recognition of cash value over time, constitute the best estimate of the company’s obligations. Due to potential underwriting deviations relative to expected flows, an additional reserve, known as Risk Adjustment (RA) must be set aside and the underwriting income that the company expects to obtain from its current product portfolio constitutes the Contractual Service Margin (CSM). These 3 concepts, combined with the claims reserves (including reserves for pending claims, IBNR reserves and liquidation expenses) constitute the company’s liabilities.

12.1.3. Recognition of Profit and Loss

The P & L under IFRS shows the difference between a company’s expected cash flows (valued in liabilities) and real flows that occur. Anticipated flows must be based on realistic parameters that reflect the company’s actual experience and current market interest rates.

The standard also requires that results be separated into 3 blocks: (i) Insurance service (or direct insurance), (ii) Reinsurance and (iii) Financial Results. This structure allows users to visualize the company’s sources of income.

Unlike IFRS4, which recognized profit and losses on products during their term, IFRS17 stipulates that expected losses must be recognized at a single moment, meaning upon issuance of policies, while recognition of underwriting income (CSM) must be made gradually over the effective period of products.

The company chose the Other Comprehensive Income (OCI) option, which recognizes movements of reserves generated by underwriting issues within the Profit and Loss Statement (changes in mortality, expenses, redemptions, etc.) while within Equity, only variations in liabilities generated by changes in interest rates are recognized. This variation produces an offset to that generated by investments that back reserves and lends stability to the Balance Sheet and the Profit and Loss Statement.

12.1.4. Valuation Methods

IFRS 17 introduces different approaches to valuate underwriting provisions based on the product’s characteristics (contract duration, cash flow).

●	General Method (GM) or Building Block Approach (BBA): general default model valuation of insurance contracts.

●	Variable Fee Approach (VFA): model for contract valuation in which cash flows depend on the value of the underlying assets that back said contracts

●	Premium Allocation Approach (PAA): simplification of the general model.

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12. Appendix

12.1.5. Impact on Equity Under IFRS 17

The impact of the implementation of the IFRS 17 standard on the net equity balance of Pacífico Seguros is not material, registering at the end of December 2022 a net equity under IFRS 17 which is S/ 10 million greater than the net equity calculated under IFRS 4.

It should be mentioned that as of the end of December 2021 (date of the "first application" of the standard), the net equity of Pacífico Seguros under IFRS 17 was S/ 211 million less than the net equity registered under IFRS 4. This initial gap narrowed during 2022 as a result of a contraction in the value of liabilities under IFRS 17, associated with the interest rates increases.

12.1.6. Reformulation of Profit and Loss Statement at Pacífico Grupo Asegurador for year 2022

I.	A new sub-account, “Financial Expenses associated with insurance and reinsurance activities, net” is included in the account for Interest Expenses at Pacifico Seguros. This concept corresponds to interest accredited to reserves. This interest is attributable to an update of the present value of said reserves to the date of the close of the period. This concept was previously presented as part of reserves adjustment included in the underwriting result under IFRS4. IFRS17 separates the financial component from the underwriting component.

II.	An impact is registered in the “Gain on exchange rate difference” line because the structure of the assets and liabilities related to insurance activities has been modified. The monetary position of these assets and liabilities changes due to the way that assets and liabilities are recognized under IFRS17.

III.	Some concepts of income that were previously registered (under IFRS 4) as “Non-Operating Income” are now (under IFRS 17) reclassified and included in the cash flows associated with insurance contracts. As such, these concepts are now part of the Insurance Underwriting Result.

IV.	Recognition of insurance underwriting income is completely different under IFRS 17. IFRS 17 recognizes that insurance contracts combine financial and service characteristics, and in many cases generate variable cash flows in the long-term. To adequately reflect these characteristics, IFRS combines measurements of future cash flows with recognition of the results of the insurance contract throughout the period in which the service is provided. IFRS 17 requires present value measurements of insurance obligations where estimates are recalculated in each reporting period. Contracts are measured using the components of: (i) Fulfilment Cash Flows, (ii) An explicit adjustment for risk or uncertainty of flows, or “Risk Adjustment” and (iii) a Contractual Service Margin, which represents unaccrued underwriting income associated with the contract. This Contractual Service Margin is recognized as income during the coverage term. Insurance contracts combine financial and service characteristics, whereas IFRS combines future cash flows with registry of the results of the insurance contract during the service provision period.

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12. Appendix

V.	One of the changes generated by the application of IFRS 17 is that it sets forth a new concept for costs that are directly associated with obtaining and fulfilling insurance contracts. Said costs are denominated “Attributable Costs” and are included in the expected flows for the disbursements associated with these contracts. Under IFRS 4, some of these expenses were included in Total Expenses.

VI.	The aggregate impact of implementing IFRS 17 in the Net Earnings of Pacifico Grupo Asegurador is not material and stands at S/15 million for the year 2022.

12.1.7. Reformulation of Credicorp’s Profit and Loss Statement for year 2022

Below, we reformulate Credicorp’s Profit and Loss Statement. As is evident in the image below, the impact of implementing IFRS at Pacífico Grupo Asegurador translates to Credicorp account by account in identical or highly similar amounts. The aggregate impact of implementing IFRS 17 on the Net Earnings of Credicorp is not material and amounts to S/15 million.

12.1.8. Changes in the Methodology to Calculate Financial Indicators and their Reformulation for the year 2022

I.	Net Interest Margin

The Net Interest Margin is reformulated in the following way:

Under IFRS 4, the numerator of the Net Interest Margin was comprised of the difference between Interest Income and Interest Expenses. Under IFRS 17, we need to adjust the formula because Interest Expenses now include the concept “Financial Expense associated with the insurance and reinsurance activity, net.” We seek to exclude the impact of this concept on the Net Interest Margin given that this particular kind of interest expense is not associated with a source of funding. As such, we adjust the numerator by reincorporating “Financial Expense associated with insurance and reinsurance activity, net” to “Net Interest Income” calculated under IFRS 17. It is important to note that as a result of this adjustment, the numerator of the Net Interest Margin under IRFS4 is identical to that seen under IFRS 17.

From now on, we will exclude from the denominator (average balance of Interest-earning Assets) the following: the balance associated with the account “Financial Assets at Fair Value through P&L” given that this account is primarily comprised of investments associated from Investment Link contracts, which do not accrue interests for Credicorp. This change is not related to IFRS 17.

Below, we present the aforementioned change in graphic form.

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12. Appendix

II.	Funding Cost

The Funding Cost indicator is being reformulated as follows: under IFRS 4, the numerator of the Funding Cost is comprised of the balance of the “Interest Expenses” account while under IFRS 17, we must adjust the formula given that Interest Expenses now include the concept of “Financial expense associated with insurance and reinsurance activity, net.” We seek to exclude the impact of this new concept on the Funding Cost given that this particular type of expense is not associated with a source of funding. As such, we adjust the numerator by deducting the “Financial Expense associated with insurance and reinsurance activity, net” from “Interest Expenses “calculated under IFRS 17. It is important to note that as a result of this adjustment, the figure for the Funding Cost under IFRS is identical to the same figure under IFRS 17. The following figure is a graphic representation of the aforementioned change.

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12. Appendix

III.	Efficiency Ratio

The Efficiency Ratio is being reformulated as follows:

Under IFRS 4, the numerator of the Efficiency Ratio is comprised of the total of the “Salaries and Employee Benefits,” “Administrative Expenses,” “Depreciation and Amortization,” “Expenses for Participation in Association,” and the “Acquisition Cost” accounts. Collectively, these accounts constitute “Operating Expenses.” Under IFRS 17, we make an adjustment to the components of this group of “Operating Expenses” given that the “Acquisition Cost” no longer exists in the Profit and Loss Statement under IFRS 17. Consequently, under IFRS 17, the grouping of “Operating Expenses” is comprised solely of “Salaries and Employee Benefits,” “Administrative Expenses,” “Depreciation and Amortization,” and “Expenses for Participation in Association.” It is important to note that balances of these accounts under IFRS17 are not the same as the balances of the accounts with the same name under IFRS17.

Under IFRS 4, the denominator of the Efficiency Ratio is comprised of the total of the accounts grouped as Core Operating Income (“Interest Income, net”, “Fee income, net,” and “Net gain on FX transactions”); the accounts grouped as Non-Core Operating Income (“Gain on Investments in Associates, “Gain on derivatives,” “Net gain on Exchange Differences); and the “Net Earned Premiums” account. Collectively, all of these accounts constitute “Operating Income.” Under IFRS 17, we are adjusting the components of the grouping for “Operating Income” to replace the component of “Net Earned Premiums” with the “Insurance Underwriting Result.”

It is important to note that the result of replacing the “Net Earned Premiums “account with the “Insurance Underwriting Result” in the denominator of the efficiency ratio is in fact very significant (upward). The aforementioned is due to the fact that the balance of Insurance Technical results is usually materially lower than the balance of Net Earned Premiums as Insurance Technical results have embedded the impact of charges for Incurred Claims. Below, we present a graphic depiction of the aforementioned change.

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12. Appendix

12.1.9. Glossary of Terms Under IFRS 17

Reserve for BEL (Best Estimate Liability) o Fulfillment Cashflows.	Represents the best estimate of the difference between payments for obligations (claims, income and expenses) and premiums, flowed and brought to present value at the time of valuation.
Reserve for RA (risk Adjustment).	Represents the margin of prudence that will be used to cover deviations in the underwriting parameters beyond changes in the interest rate.
Reserve for CSM (Contractual Service Margin).	Represents the present value of future underwriting income (non-financial). Income accrues over the life of the policy.
Attributable Expenses	Corresponds to necessary expenses to place a policy or maintain the same throughout its term. It is part of insurance flows.
Financial Expense associated with the insurance and reinsurance activity, net	Represents interest accredited to reserves in the period after updating their present value. This concept was previously included in reserves under IFRS 4. IFRS 17 separates the financial component from the underwriting component.
Onerous Contracts	The contracts that the company estimates will generate underwriting losses (not including financial income) during the policy term.

12.2. Physical Point of contact

Physical Point of Contact (1)	As of			change (units)
(Units)	Dec 22	Sep 23	Dec 23	QoQ	YoY
Branches	674	661	659	(2)	(15)
ATMs	2,625	2,677	2,746	69	121
Agents (2)	11,254	11,452	12,034	582	780
Total	14,553	14,790	15,439	649	886

(1)	Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia

(2)	Figures differ from previously reported due to changes in BCP Bolivia agents

12.3. Loan Portfolio Quality

Government Program (GP) Loan Portfolio Quality (in Quarter-end Balances)

	As of			% change
GP Portfolio quality and Delinquency ratios (1)
S/000	Dec 22	Sep 23	Dec 23	QoQ	YoY
GP Total loans (Quarter-end balance)	9,511,132	4,179,770	3,595,503	-14.0%	-62.2%
GP Allowance for loan losses	138,827	114,283	119,212	4.3%	-14.1%
GP IOLs	1,148,499	827,360	565,974	-31.6%	-50.7%
GP IOL ratio	12.08%	19.79%	15.74%	-405 bps	366 bps
GP Allowance for loan losses over GP Total loans	1.5%	2.7%	3.3%	59 bps	186 bps
GP Coverage ratio of IOLs	12.1%	13.8%	21.1%	725 bps	897 bps

(1) Government Programs (GP) include Reactiva Peru, FAE-Mype and Impulso MyPeru.

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12. Appendix

Portfolio Quality Ratios by Segment

Wholesale Banking

SME-Business

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SME-Pyme

Mortgage

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Consumer

Credit Card

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12. Appendix

Mibanco

BCP Bolivia

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12. Appendix

12.4 Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change		As of		change %
S/ 000	4Q22	3Q23	4Q23	QoQ	YoY	2022	2023	2023 / 2022
Interest income	4,362,139	4,819,101	4,870,042	1.1%	11.6%	15,011,282	18,798,495	25.2%
Interest on loans	3,515,083	3,853,361	3,907,705	1.4%	11.2%	12,419,281	15,044,863	21.1%
Dividends on investments	3,725	10,464	11,647	11.3%	212.7%	29,226	46,080	57.7%
Interest on deposits with banks	238,132	289,934	279,446	-3.6%	17.3%	467,388	1,133,210	142.5%
Interest on securities	560,287	641,370	643,737	0.4%	14.9%	2,016,217	2,489,327	23.5%
Other interest income	44,912	23,972	27,507	14.7%	-38.8%	79,170	85,015	7.4%
Interest expense	(1,221,735)	(1,565,058)	(1,522,358)	-2.7%	24.6%	(3,919,664)	(5,860,523)	49.5%
Interest expense (excluding Net Insurance Financial Expenses)	(1,118,966)	(1,448,593)	(1,402,925)	-3.2%	25.4%	(3,493,187)	(5,393,709)	54.4%
Interest on deposits	582,237	859,659	827,124	-3.8%	42.1%	1,688,245	3,141,307	86.1%
Interest on borrowed funds	239,425	325,619	297,260	-8.7%	24.2%	683,078	1,158,666	69.6%
Interest on bonds and subordinated notes	170,772	149,449	152,960	2.3%	-10.4%	728,218	634,299	-12.9%
Other interest expense	126,532	113,866	125,581	10.3%	-0.8%	393,646	459,437	16.7%
Net Insurance Financial Expenses	(102,769)	(116,465)	(119,433)	2.5%	16.2%	(426,477)	(466,814)	9.5%
Net interest income	3,140,404	3,254,043	3,347,684	2.9%	6.6%	11,091,618	12,937,972	16.6%
Risk-adjusted Net interest income	2,409,723	2,336,401	2,174,230	-6.9%	-9.8%	9,280,080	9,315,627	0.4%
Average interest earning assets	225,604,596	220,724,334	223,502,057	1.3%	-0.9%	226,384,489	223,196,576	-1.4%
Net interest margin (1)	5.75%	6.11%	6.21%	10bps	46bps	5.09%	6.01%	92bps
Risk-adjusted Net interest margin (1)	4.45%	4.45%	4.10%	-35bps	-35bps	4.29%	4.38%	9bps
Net provisions for loan losses / Net interest income	23.27%	28.20%	35.05%	685bps	1178bps	16.33%	28.00%	1167bps

(1) Annualized. For further detail on the new NIM calculation due to IFRS17, please refer to Annex 12.1.8

Net Interest Margin (NIM) and Risk Adjusted NIM by subsidiary

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
4Q22	5.41%	12.73%	2.71%	5.75%
3Q23	5.77%	13.64%	2.87%	6.11%
4Q23	5.99%	13.35%	2.87%	6.21%

NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest earning assets.

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
4Q22	4.24%	8.14%	2.13%	4.45%
3Q23	4.18%	8.73%	2.47%	4.45%
4Q23	2.81%	8.17%	1.93%	4.10%

Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest earning assets.

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12. Appendix

12.5. Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,518)	(208,033)	(208,033)	0.0%	0.2%
Capital Surplus	231,556	225,338	228,239	1.3%	-1.4%
Legal and Other capital reserves (1)	23,702,590	26,239,162	26,252,578	0.1%	10.8%
Minority interest (2)	471,171	210,283	205,548	-2.3%	-56.4%
Loan loss reserves (3)	2,128,732	1,946,059	1,969,001	1.2%	-7.5%
Perpetual subordinated debt	-	-	-
Subordinated Debt	5,770,557	5,844,106	5,720,210	-2.1%	-0.9%
Investments in equity and subordinated debt of financial and insurance companies	(889,246)	(1,259,626)	(1,235,434)	-1.9%	38.9%
Goodwill	(772,213)	(842,678)	(798,482)	-5.2%	3.4%
Current year Net Loss	-	-	-
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-
Total Regulatory Capital (A)	31,754,622	33,473,604	33,452,620	-0.1%	5.3%

Tier 1 (5)	16,955,335	17,821,987	17,876,445	0.3%	5.4%
Tier 2 (6) + Tier 3 (7)	14,799,287	15,651,617	15,576,175	-0.5%	5.2%

Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	22,506,113	22,387,961	24,780,032	10.7%	10.1%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,562,893	1,550,765	1,593,590	2.8%	2.0%
FCG Capital Requirements related to operations with ICG	(471,371)	(680,628)	(652,893)	-4.1%	38.5%
ICG Capital Requirements related to operations with FCG	-	-	-
Total Regulatory Capital Requirements (B)	23,597,634	23,258,098	25,720,729	10.6%	9.0%
Regulatory Capital Ratio (A) / (B)	1.35	1.44	1.30
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).

(2) Minority interest includes Tier I (PEN 421 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and ASB Bank Corp.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5)  Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

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12. Appendix

Regulatory and Capital Adequacy Ratios at BCP Stand-alone
(S/ thousands, IFRS)

Regulatory Capital	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Capital Stock	12,973,175	12,973,175	0.0%
Reserves	7,039,793	6,590,921	-6.4%
Accumulated earnings	4,474,351	5,383,865	20.3%
Loan loss reserves (1)	1,667,750	1,695,577	1.7%
Perpetual subordinated debt	-	-	n.a
Subordinated Debt	5,120,550	5,007,150	-2.2%
Unrealized Profit or Losses	(916,337)	(668,717)	-27.0%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(2,714,749)	(2,772,786)	2.1%
Intangibles	(1,124,983)	(1,294,279)	15.0%
Goodwill	(122,083)	(122,083)	0.0%
Total Regulatory Capital	26,397,466	26,792,823	1.5%
Tier 1 Common Equity (2)	19,609,166	20,090,096	2.5%
Regulatory Tier 1 Capital (3)	19,609,166	20,090,096	2.5%
Regulatory Tier 2 Capital (4)	6,788,300	6,702,727	-1.3%

Total risk-weighted assets	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Market risk-weighted assets (5)	2,576,734	2,680,010	4.0%
Credit risk-weighted assets	132,297,592	134,427,146	1.6%
Operational risk-weighted assets	15,862,960	16,365,974	3.2%
Total	150,737,286	153,473,130	1.8%

Capital requirement	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Market risk capital requirement (5)	257,673	268,001	4.0%
Credit risk capital requirement	11,906,783	12,098,443	1.6%
Operational risk capital requirement	1,586,296	1,636,597	3.2%
Additional capital requirements	3,595,810	5,383,837	49.7%
Total	17,346,562	19,386,878	11.8%

Capital Ratios under Local Regulation

	Sep 23	Dec 23	Change
Common Equity Tier 1 ratio	13.01%	13.09%	8 pbs
Tier 1 Capital ratio	13.01%	13.09%	8 pbs
Regulatory Global Capital ratio	17.51%	17.46%	-5 pbs
[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

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12. Appendix

Regulatory Capital and Capital Adequacy Ratios at Mibanco
(S/ thousands, IFRS)

Regulatory Capital	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Capital Stock	1,840,606	1,840,606	0.0%
Reserves	308,056	308,056	0.0%
Accumulated earnings	669,894	717,919	7.2%
Loan loss reserves	163,158	157,368	-3.5%
Perpetual subordinated debt	-	-	n.a
Subordinated debt	173,000	173,000	0.0%
Unrealidez Profit or Losses	(13,584)	(1,695)	-87.5%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(276)	(282)	2.2%
Intangibles	(140,573)	(156,884)	11.6%
Goodwill	(139,180)	(139,180)	0.0%
Total Regulatory Capital	2,861,101	2,898,907	1.3%
Tier Common Equity (2)	2,524,943	2,568,539	1.7%
Regulatory Tier 1 Capital (3)	2,524,943	2,568,539	1.7%
Regulatory Tier 2 Capital (4)	336,158	330,368	-1.7%

Total risk-weighted assets	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Market risk-weighted assets	163,853	220,327	34.5%
Credit risk-weighted assets	12,799,766	12,349,400	-3.5%
Operational risk-weighted assets	1,522,681	1,527,140	0.3%
Total	14,486,300	14,096,867	-2.7%

Capital requirement	Quarter		% change
(S/ thousand)	Sep 23	Dec 23	QoQ
Market risk capital requirement (5)	16,385	22,033	34.5%
Credit risk capital requirement	1,215,978	1,111,446	-8.6%
Operational risk capital requirement	152,268	152,714	0.3%
Additional capital requirements	399,691	557,637	39.5%
Total	1,784,322	1,843,830	3.3%

Capital Ratios under Local Regulation

	Sep 23	Dec 23	% change
Common Equity Tier 1 Ratio	17.43%	18.22%	79 pbs
Tier 1 Capital ratio	17.43%	18.22%	79 pbs
Regulatory Global Capital Ratio	19.75%	20.56%	81 pbs
[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

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12. Appendix

Common Equity Tier 1 IFRS

BCP Stand-alone

Common Equity Tier 1 IFRS		Quarter		% Change	% Change
(S/. thousand)	Dec 22	Sep 23	Dec 23	QoQ	YoY
Capital and reserves	18,423,649	19,500,725	19,051,853	-2.3%	3.4%
Retained earnings	5,249,495	5,104,881	6,058,923	18.7%	15.4%
Unrealized gains (losses)	(549,319)	(375,086)	(109,202)	-70.9%	-80.1%
Goodwill and intangibles	(1,472,073)	(1,573,072)	(1,670,116)	6.2%	13.5%
Investments in subsidiaries	(2,702,065)	(2,851,285)	(2,917,670)	2.3%	8.0%
Total	18,949,687	19,806,164	20,413,787	3.1%	7.7%

Adjusted RWAs IFRS	150,535,662	151,843,249	154,627,042	1.8%	2.7%
Adjusted Credit RWAs IFRS	134,564,844	133,403,554	135,581,058	1.6%	0.8%
Others	15,970,818	18,439,695	19,045,984	3.3%	19.3%

CET1 ratio IFRS	12.59%	13.04%	13.20%	16 pbs	61 pbs

Mibanco

Common Equity Tier 1 IFRS		Quarter		% Change	% Change
(S/. thousand)	Dec 22	Sep 23	Dec 23	QoQ	YoY
Capital and reserves	2,632,956	2,676,791	2,676,791	0.0%	1.7%
Retained earnings	161,295	267,299	321,189	20.2%	99.1%
Unrealized gains (losses)	(12,686)	(13,268)	(1,403)	-89.4%	-88.9%
Goodwill and intangibles	(349,967)	(345,258)	(360,171)	4.3%	2.9%
Investments in subsidiaries	(261)	(276)	(282)	2.2%	8.1%
Total	2,431,337	2,585,288	2,636,124	2.0%	8.4%

Adjusted RWAs IFRS	14,772,095	14,719,637	14,351,724	-2.5%	-2.8%
Adjusted Credit RWAs IFRS	13,255,788	13,028,635	12,597,373	-3.3%	-5.0%
Others	1,516,307	1,691,001	1,754,350	3.7%	15.7%

CET1 ratio IFRS	16.46%	17.56%	18.37%	80 pbs	191 pbs

Datos elaborados por BCP para uso Interno	64

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12. Appendix

12.6. Financial Statements and Ratios by Business

12.6.1. Credicorp Consolidated

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In S/  thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,286,624	8,047,624	8,196,692	1.9%	12.5%
Interest bearing	26,897,216	24,907,836	25,734,256	3.3%	-4.3%

Total cash and due from banks	34,183,840	32,955,460	33,930,948	3.0%	-0.7%

Cash collateral, reverse repurchase agreements and securities borrowing	1,101,856	1,513,622	1,410,647	-6.8%	28.0%

Fair value through profit or loss investments	4,199,334	5,558,973	4,982,661	-10.4%	18.7%
Fair value through other comprehensive income investments	30,786,161	35,475,821	37,043,940	4.4%	20.3%
Amortized cost investments	10,445,729	10,082,119	10,188,927	1.1%	-2.5%

Loans	148,626,374	145,129,260	144,976,051	-0.1%	-2.5%
Current	142,686,630	138,722,915	138,849,564	0.1%	-2.7%
Internal overdue loans	5,939,744	6,406,345	6,126,487	-4.4%	3.1%
Less - allowance for loan losses	(7,872,402)	(8,056,216)	(8,277,916)	2.8%	5.2%
Loans, net	140,753,972	137,073,044	136,698,135	-0.3%	-2.9%

Financial assets designated at fair value through profit or loss	768,801	797,545	810,932	1.7%	5.5%
Property, plant and equipment, net	1,824,931	1,752,950	1,857,240	5.9%	1.8%
Due from customers on acceptances	699,678	325,771	412,401	26.6%	-41.1%
Investments in associates	726,993	707,457	748,663	5.8%	3.0%
Intangible assets and goodwill, net	2,899,429	3,118,496	3,225,499	3.4%	11.2%
Assets by reinsurance contracts		803,868	872,046	8.5%	17.2%
Other assets (1)	6,293,599	8,293,532	6,658,149	-19.7%	6.0%

Total Assets	236,750,138	238,458,658	238,840,188	0.2%	1.5%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	43,346,151	40,363,636	42,234,498	4.6%	-2.6%
Interest bearing	103,674,636	108,107,899	105,470,496	-2.4%	1.7%
Total deposits and obligations	147,020,787	148,471,535	147,704,994	-0.5%	0.5%

Payables from repurchase agreements and securities lending	12,966,725	11,738,020	10,168,427	-13.4%	-21.6%
BCRP instruments	11,297,659	9,616,150	7,461,674	-22.4%	-34.0%
Repurchase agreements with third parties	976,020	1,266,852	1,134,886	-10.4%	16.3%
Repurchase agreements with customers	693,046	855,018	1,571,867	83.8%	126.8%

Due to banks and correspondents	8,937,411	10,493,411	12,278,681	17.0%	37.4%
Bonds and notes issued	17,007,194	14,914,632	14,594,785	-2.1%	-14.2%
Banker’s acceptances outstanding	699,678	325,771	412,401	26.6%	-41.1%
Liabilities by insurance contracts	12,411,053	11,653,015	12,318,133	5.7%	10.4%
Financial liabilities at fair value through profit or loss	191,010	455,350	641,915	41.0%	236.1%
Other liabilities	7,943,225	8,499,868	7,613,787	-10.4%	-2.9%

Total Liabilities	207,160,838	206,551,602	205,733,123	-0.4%	0.0%

			1,318,993	0.0%	0.0%
Net equity	28,997,731	31,267,592	32,460,004	3.8%	11.9%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,518)	(208,033)	(208,033)	0.0%	0.2%
Capital surplus	231,556	225,338	228,239	1.3%	-1.4%
Reserves	23,659,626	26,239,162	26,252,578	0.1%	11.0%
Other reserves	(650,116)	(29,526)	295,783	n.a	-207.1%
Retained earnings	4,635,599	3,721,658	4,572,444	22.9%	6.9%

Non-controlling interest	591,569	639,464	647,061	1.2%	9.4%

Total Net Equity	29,579,709	31,907,056	33,107,065	3.8%	11.9%

Total liabilities and equity	236,775,218	238,458,658	238,840,188	0.2%	1.5%

Off-balance sheet	150,977,864	151,484,019	149,769,480	-1.1%	-0.8%
Total performance bonds, stand-by and L/Cs.	20,928,054	18,945,883	20,051,616	5.8%	-4.2%
Undrawn credit lines, advised but not committed	86,597,041	88,183,227	87,091,701	-1.2%	0.6%
Total derivatives (notional) and others	43,452,769	44,354,909	42,626,163	-3.9%	-1.9%

(1) Includes mainly accounts receivables from brokerage and others
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

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12. Appendix

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In S/ thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Interest income and expense
Interest and similar income	4,362,142	4,819,101	4,870,042	1.1%	11.6%	15,011,282	18,798,495	25.2%
Interest and similar expenses	(1,227,364)	(1,565,058)	(1,522,358)	-2.7%	24.6%	(3,919,664)	(5,860,523)	49.5%
Net interest, similar income and expenses	3,134,778	3,254,043	3,347,684	2.9%	6.6%	11,091,618	12,937,972	16.6%

Gross provision for credit losses on loan portfolio	(815,589)	(1,008,750)	(1,260,163)	24.9%	54.5%	(2,158,555)	(3,957,143)	83.3%
Recoveries of written-off loans	84,908	91,108	86,709	-4.8%	2.1%	347,017	334,798	-3.5%
Provision for credit losses on loan portfolio, net of recoveries	(730,681)	(917,642)	(1,173,454)	27.9%	60.6%	(1,811,538)	(3,622,345)	100.0%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,404,097	2,336,401	2,174,230	-6.9%	-9.8%	9,280,080	9,315,627	0.4%

Other income
Fee income	894,552	975,955	986,173	1.0%	10.2%	3,642,857	3,804,459	4.4%
Net gain on foreign exchange transactions	293,215	208,620	218,047	4.5%	-25.6%	1,084,151	886,126	-18.3%
Net loss on securities	77,512	53,591	115,825	116.1%	49.4%	(98,993)	308,055	-411.2%
Net gain from associates	25,422	32,056	34,132	6.5%	34.3%	104,461	117,089	12.1%
Net gain (loss) on derivatives held for trading	5,857	38,545	5,019	-87.0%	-14.3%	65,187	53,665	-17.7%
Net gain (loss) from exchange differences	22,039	4,564	15,255	234.2%	-53.9%	387	45,778	11728.9%
Others	19,630	89,272	112,372	25.9%	-4510.2%	268,046	440,653	64.4%
Total other income	1,338,227	1,402,603	1,486,823	6.0%	12.0%	5,066,096	5,655,825	11.6%

Insurance underwriting result
Insurance Service Result	331,030	417,014	385,043	-7.7%	54.1%	1,302,347	1,602,421	23.0%
Reinsurance Result	(119,436)	(86,114)	(97,748)	13.5%	-13.5%	(460,899)	(391,321)	-15.1%
Total insurance underwriting result	211,594	330,900	287,295	-13.2%	110.0%	841,448	1,211,100	43.9%

Total expenses
Salaries and employee benefits	(1,040,066)	(1,061,402)	(1,119,758)	5.5%	8.1%	(3,902,161)	(4,265,453)	9.3%
Administrative, general and tax expenses	(1,042,882)	(1,007,894)	(1,089,203)	8.1%	5.8%	(3,414,065)	(3,803,203)	11.4%
Depreciation and amortization	(165,180)	(159,761)	(177,618)	11.2%	7.2%	(636,489)	(659,007)	3.5%
Impairment loss on goodwill	-	-	(71,959)	n.a	n.a	-	(71,959)	n.a
Association in participation	(12,936)	(14,634)	(9,109)	-37.8%	-29.6%	(40,955)	(53,097)	29.6%
Other expenses	(137,891)	(106,778)	(193,895)	81.6%	61.6%	(323,343)	(481,504)	48.9%
Total expenses	(2,398,955)	(2,350,469)	(2,661,542)	13.2%	12.6%	(8,317,013)	(9,334,223)	12.2%

Profit before income tax	1,554,963	1,719,435	1,286,806	-25.2%	-14.8%	6,870,611	6,848,329	-0.3%

Income tax	(476,236)	(455,865)	(434,648)	-4.7%	-8.7%	(2,110,501)	(1,888,451)	-10.5%

Net profit	1,078,727	1,263,570	852,158	-32.6%	-17.6%	4,760,110	4,959,878	4.2%
Non-controlling interest	24,231	25,397	10,331	-59.3%	-57.4%	112,292	94,338	-16.0%
Net profit attributable to Credicorp	1,054,496	1,238,173	841,827	-32.0%	-16.7%	4,647,818	4,865,540	4.7%

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12. Appendix

12.6.2. Credicorp Stand-alone

Statement of Financal Position (S/ thousands, IFRS)
	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and cash equivalents	136,399	79,883	529,773	563.2%	288.4%
At fair value through profit or loss	958,939	937,279	501,026	-46.5%	-47.8%
Fair value through other comprehensive income investments	306,343	303,303	1,418,293	367.6%	363.0%
In subsidiaries and associates investments	33,878,318	36,167,571	36,150,565	0.0%	6.7%
Held to maturity
Other assets	135	324	99	-69.4%	-26.7%

Total Assets	35,280,134	37,488,360	38,766,733	3.4%	9.9%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Due to banks, correspondents and other entities	-	30,165	30,866	2.3%	n.a
Bonds and notes issued	1,898,066	1,851,185	1,798,858	-2.8%	-5.2%
Other liabilities	220,642	206,963	255,707	23.6%	15.9%

Total Liabilities	2,118,708	2,088,313	2,085,431	-0.1%	-1.6%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	23,300,350	25,905,576	25,905,526	0.0%	11.2%
Unrealized results	(835,079)	(215,370)	68,056	-131.6%	-108.1%
Retained earnings	8,992,620	8,006,306	9,004,185	12.5%	0.1%

Total net equity	33,161,426	35,400,047	36,681,302	3.6%	10.6%

Total Liabilities And Equity	35,280,134	37,488,360	38,766,733	3.4%	9.9%

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 22 / Dec 23
Interest income
Net share of the income from investments in subsidiaries and associates	1,115,614	1,288,466	906,901	-29.6%	-18.7%	5,156,494	5,439,451	5.5%
Interest and similar income	1,040	429	1,170	172.7%	12.5%	8,701	10,895	25.2%
Net gain on financial assets at fair value through profit or loss	35,329	8,845	32,430	266.6%	-8.2%	(43,099)	67,652	-257.0%
Total income	1,151,983	1,297,740	940,501	-27.5%	-18.4%	5,122,096	5,517,998	7.7%
Interest and similar expense	(20,550)	(13,880)	(14,444)	4.1%	-29.7%	(68,134)	(56,276)	-17.4%
Administrative and general expenses	(9,272)	(4,097)	(9,274)	126.4%	0.0%	(23,205)	(25,362)	9.3%
Total expenses	(29,822)	(17,977)	(23,718)	31.9%	-20.5%	(91,339)	(81,638)	-10.6%
Operating income	1,122,161	1,279,763	916,783	-28.4%	-18.3%	5,030,757	5,436,360	8.1%
Net gain (losses) from exchange differences	(2,647)	1,383	510	-63.1%	-119.3%	(3,513)	(1,549)	-55.9%
Other, net	106	2,665	111	-95.8%	4.7%	556	2,977	435.4%
Profit before income tax	1,119,620	1,283,811	917,404	-28.5%	-18.1%	5,027,800	5,437,788	8.2%
Income tax	(42,000)	(46,850)	(68,500)	46.2%	63.1%	(168,290)	(209,238)	24.3%
Net income	1,077,620	1,236,961	848,904	-31.4%	-21.2%	4,859,510	5,228,550	7.6%

Double Leverage Ratio	102.2%	102.2%	98.6%	-360 bps	-360 bps	102.2%	98.6%	-360 bps

Datos elaborados por BCP para uso Interno	67

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12. Appendix

12.6.3 BCP Consolidated

Consolidated Statement of Financial Position

(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,780,728	6,041,081	6,025,352	-0.3%	4.2%
Interest bearing	25,594,929	23,912,271	24,668,794	3.2%	-3.6%
Total cash and due from banks	31,375,657	29,953,352	30,694,146	2.5%	-2.2%

Cash collateral, reverse repurchase agreements and securities borrowing	244,017	207,284	100,211	-51.7%	-58.9%

Fair value through profit or loss investments	1,011	1,229,265	362,360	-70.5%	n.a
Fair value through other comprehensive income investments	15,260,159	19,717,481	20,592,731	4.4%	34.9%
Amortized cost investments	9,831,983	9,450,388	9,557,451	1.1%	-2.8%

Loans	136,046,442	131,843,710	131,767,137	-0.1%	-3.1%
Current	130,396,010	125,761,669	125,948,604	0.1%	-3.4%
Internal overdue loans	5,650,432	6,082,041	5,818,533	-4.3%	3.0%
Less - allowance for loan losses	(7,408,223)	(7,570,703)	(7,772,720)	2.7%	4.9%
Loans, net	128,638,219	124,273,007	123,994,417	-0.2%	-3.6%

Property, furniture and equipment, net (1)	1,536,875	1,449,222	1,559,485	7.6%	1.5%
Due from customers on acceptances	699,678	325,771	412,401	26.6%	-41.1%
Investments in associates	28,578	17,941	21,426	19.4%	-25.0%
Other assets (2)	5,662,055	7,736,054	6,510,227	-15.8%	15.0%

Total Assets	193,278,232	194,359,765	193,804,855	-0.3%	0.3%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	39,399,007	36,743,810	39,377,289	7.2%	-0.1%
Interest bearing (1)	90,420,659	95,597,397	92,931,227	-2.8%	2.8%
Total deposits and obligations	129,819,666	132,341,207	132,308,516	0.0%	1.9%

Payables from repurchase agreements and securities lending	11,843,594	10,155,810	8,005,844	-21.2%	-32.4%
BCRP instruments	11,297,659	9,616,150	7,461,674	-22.4%	-34.0%
Repurchase agreements with third parties	545,935	539,660	544,170	0.8%	-0.3%
	0	0	0
Due to banks and correspondents	8,539,195	10,116,035	11,870,116	17.3%	39.0%
Bonds and notes issued	13,840,114	11,250,454	10,961,427	-2.6%	-20.8%
Banker’s acceptances outstanding	699,678	325,771	412,401	26.6%	-41.1%
Financial liabilities at fair value through profit or loss	7,669	42,768	91,966	115.0%	n.a.
Other liabilities (3)	5,256,079	5,741,077	4,995,178	-13.0%	-5.0%
Total Liabilities	170,005,995	169,973,122	168,645,448	-0.8%	-0.8%
Net equity	23,121,902	24,228,926	24,998,419	3.2%	8.1%
Capital stock	11,882,984	12,679,794	12,679,794	0.0%	6.7%
Reserves	6,540,665	6,820,930	6,372,059	-6.6%	-2.6%
Unrealized gains and losses	(549,319)	(373,385)	(108,012)	-71.1%	-80.3%
Retained earnings	5,247,572	5,101,587	6,054,578	18.7%	15.4%

Non-controlling interest	150,335	157,717	160,988	2.1%	7.1%

Total Net Equity	23,272,237	24,386,643	25,159,407	3.2%	8.1%

Total liabilities and equity	193,278,232	194,359,765	193,804,855	-0.3%	0.3%

Off-balance sheet	137,999,722	141,192,730	138,140,917	-2.2%	0.1%
Total performance bonds, stand-by and L/Cs.	19,737,892	18,226,797	19,328,506	6.0%	-2.1%
Undrawn credit lines, advised but not committed	75,276,664	79,083,109	76,719,565	-3.0%	1.9%
Total derivatives (notional) and others	42,985,166	43,882,824	42,092,846	-4.1%	-2.1%

(1)	Right of use asset of lease contracts is included by application of IFRS 16.
(2)	Mainly includes intangible assets, other accounts receivable and tax credit.
(3)	Mainly includes other accounts payable.

Datos elaborados por BCP para uso Interno	68

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12. Appendix

Consolidated Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		As of		% Change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 22 / Dec 23
Interest income and expense
Interest and dividend income	3,821,770	4,227,671	4,265,959	0.9%	11.6%	12,985,696	16,463,174	26.8%
Interest expense	(913,761)	(1,216,744)	(1,153,770)	-5.2%	26.3%	(2,798,234)	(4,477,974)	60.0%
Net interest income	2,908,009	3,010,927	3,112,189	3.4%	7.0%	10,187,462	11,985,200	17.6%

Provision for credit losses on loan portfolio	(783,402)	(961,880)	(1,160,527)	20.7%	48.1%	(2,045,832)	(3,768,729)	84.2%
Recoveries of written-off loans	79,076	85,160	81,398	-4.4%	2.9%	321,151	313,405	-2.4%
Provision for credit losses on loan portfolio, net of recoveries	(704,326)	(876,720)	(1,079,129)	23.1%	53.2%	(1,724,681)	(3,455,324)	100.3%

Risk-adjusted net interest income	2,203,683	2,134,207	2,033,060	-4.7%	-7.7%	8,462,781	8,529,876	0.8%

Non-financial income
Fee income	766,960	784,742	773,261	-1.5%	0.8%	3,036,631	3,039,965	0.1%
Net gain on foreign exchange transactions	271,267	240,236	268,615	11.8%	-1.0%	1,003,855	997,648	-0.6%
Net gain (loss) on securities	(9,162)	(2,166)	10,759	-596.7%	-217.4%	(19,258)	(23,102)	20.0%
Net gain (loss) on derivatives held for trading	17,756	16,774	21,750	29.7%	22.5%	4,778	99,156	n.a
Net gain (loss) from exchange differences	3,265	(9,335)	8,795	-194.2%	169.4%	6,219	9,431	51.6%
Others	8,862	54,370	101,244	86.2%	n.a	212,490	345,103	62.4%
Total other income	1,058,948	1,084,621	1,184,424	9.2%	11.8%	4,244,715	4,468,201	5.3%

Total expenses
Salaries and employee benefits	(768,578)	(757,403)	(788,885)	4.2%	2.6%	(2,883,985)	(3,071,184)	6.5%
Administrative expenses	(810,501)	(767,623)	(874,101)	13.9%	7.8%	(2,622,756)	(2,954,789)	12.7%
Depreciation and amortization	(139,688)	(132,205)	(146,657)	10.9%	5.0%	(530,005)	(547,006)	3.2%
Other expenses	(76,515)	(78,749)	(124,472)	58.1%	62.7%	(226,318)	(296,430)	31.0%
Total expenses	(1,795,282)	(1,735,980)	(1,934,115)	11.4%	7.7%	(6,263,064)	(6,869,409)	9.7%

Profit before income tax	1,467,349	1,482,848	1,283,369	-13.5%	-12.5%	6,444,432	6,128,668	-4.9%

Income tax	(403,338)	(378,054)	(327,708)	-13.3%	-18.8%	(1,760,657)	(1,545,006)	-12.2%

Net profit	1,064,011	1,104,794	955,661	-13.5%	-10.2%	4,683,775	4,583,662	-2.1%
Non-controlling interest	(2,318)	(2,998)	(2,670)	-10.9%	15.2%	(21,286)	(10,081)	-52.6%
Net profit attributable to BCP Consolidated	1,061,693	1,101,796	952,991	-13.5%	-10.2%	4,662,489	4,573,581	-1.9%

Selected Financial Indicators

	Quarter			As of
	4Q22	3Q23	4Q23	Dec 22	Dec 23
Profitability
ROAA (1)(2)	2.2%	2.3%	2.0%	2.4%	2.4%
ROAE (1)(2)	18.8%	18.6%	15.5%	21.3%	18.6%
Net interest margin (1)(2)	6.1%	6.5%	6.7%	5.3%	6.4%
Risk adjusted NIM (1)(2)	4.6%	4.6%	4.4%	4.4%	4.6%
Funding Cost (1)(2)(3)	2.2%	3.0%	2.8%	1.7%	2.7%

Quality of loan portfolio
IOL ratio	4.2%	4.6%	4.4%	4.2%	4.4%
NPL ratio	5.7%	6.3%	6.2%	5.7%	6.2%
Coverage of IOLs	131.1%	124.5%	133.6%	131.1%	133.6%
Coverage of NPLs	96.0%	91.6%	95.3%	96.0%	95.3%
Cost of risk (4)	2.1%	2.7%	3.3%	1.3%	2.6%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	43.3%	41.0%	43.2%	42.4%	40.7%
Oper. expenses as a percent. of av. tot. assets (1)(2)(5)	3.5%	3.4%	3.7%	3.1%	3.4%

Datos elaborados por BCP para uso Interno	69

|	Earnings Release 4Q / 2023	Analysis of 4Q23 Consolidated Results

12. Appendix

12.6.4. BCP Stand-alone

Statement of Financial Position

(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,070,067	5,281,567	5,236,016	-0.9%	3.3%
Interest bearing	24,573,419	23,133,255	24,554,369	6.1%	-0.1%
Total cash and due from banks	29,643,486	28,414,822	29,790,385	4.8%	0.5%

Cash collateral, reverse repurchase agreements and securities borrowing	244,017	207,284	100,211	-51.7%	-58.9%

Fair value through profit or loss investments	1,011	1,229,265	362,360	-70.5%	n.a
Fair value through other comprehensive income investments	14,098,087	18,068,208	18,178,514	0.6%	28.9%
Amortized cost investments	9,534,621	9,310,033	9,415,232	1.1%	-1.3%

Loans	123,707,601	119,635,051	119,425,134	-0.2%	-3.5%
Current	118,841,510	114,403,780	114,445,408	0.0%	-3.7%
Internal overdue loans	4,866,091	5,231,271	4,979,726	-4.8%	2.3%
Less - allowance for loan losses	(6,402,939)	(6,534,389)	(6,764,601)	3.5%	5.6%
Loans, net	117,304,662	113,100,662	112,660,533	-0.4%	-4.0%

Property, furniture and equipment, net (1)	1,281,645	1,213,395	1,300,690	7.2%	1.5%
Due from customers on acceptances	699,678	325,771	412,401	26.6%	-41.1%
Investments in associates	2,730,184	2,851,285	2,917,670	2.3%	6.9%
Other assets (2)	5,071,892	7,119,911	5,776,165	-18.9%	13.9%

Total Assets	180,609,283	181,840,636	180,914,161	-0.5%	0.2%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	39,395,493	36,740,398	39,385,047	7.2%	0.0%
Interest bearing	81,232,946	85,638,878	83,047,645	-3.0%	2.2%
Total deposits and obligations	120,628,439	122,379,276	122,432,692	0.0%	1.5%

Payables from repurchase agreements and securities lending	10,879,734	9,926,108	7,583,520	-23.6%	-30.3%
BCRP instruments	10,333,799	9,386,448	7,039,350	-25.0%	-31.9%
Repurchase agreements with third parties	545,935	539,660	544,170	0.8%	-0.3%
Due to banks and correspondents	7,251,352	9,030,671	10,497,414	16.2%	44.8%
Bonds and notes issued	13,287,386	10,549,221	10,350,260	-1.9%	-22.1%
Banker’s acceptances outstanding	699,678	325,771	412,401	26.6%	-41.1%
Financial liabilities at fair value through profit or loss	7,669	42,768	91,966	115.0%	n.a
Other liabilities (3)	4,731,200	5,356,302	4,544,335	-15.2%	-3.9%
Total Liabilities	157,485,458	157,610,117	155,912,588	-1.1%	-1.0%

Net equity	23,123,825	24,230,519	25,001,573	3.2%	8.1%
Capital stock	11,882,984	12,679,794	12,679,794	0.0%	6.7%
Reserves	6,540,665	6,820,930	6,372,059	-6.6%	-2.6%
Unrealized gains and losses	(549,319)	(375,086)	(109,202)	-70.9%	-80.1%
Retained earnings	5,249,495	5,104,881	6,058,922	18.7%	15.4%

Total Net Equity	23,123,825	24,230,519	25,001,573	3.2%	8.1%

Total liabilities and equity	180,609,283	181,840,636	180,914,161	-0.5%	0.2%

Off-balance sheet	134,450,003	138,269,632	134,844,989	-2.5%	0.3%
Total performance bonds, stand-by and L/Cs.	19,738,086	18,226,992	19,328,506	6.0%	-2.1%
Undrawn credit lines, advised but not committed	73,473,563	76,290,046	74,091,027	-2.9%	0.8%
Total derivatives (notional) and others	41,238,354	43,752,594	41,425,456	-5.3%	0.5%

(1) Right of use asset of lease contracts is included by application of IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit

(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

Datos elaborados por BCP para uso Interno	70

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12. Appendix

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 22 / Dec 23
Interest income and expense
Interest and dividend income	3,119,180	3,450,119	3,507,996	1.7%	12.5%	10,352,579	13,486,861	30.3%
Interest expense	(751,858)	(1,002,366)	(936,600)	-6.6%	24.6%	(2,309,386)	(3,668,766)	58.9%
Net interest income	2,367,322	2,447,753	2,571,396	5.1%	8.6%	8,043,193	9,818,095	22.1%

Provision for credit losses on loan portfolio	(564,240)	(733,594)	(922,169)	25.7%	63.4%	(1,448,323)	(2,845,501)	96.5%
Recoveries of written-off loans	53,602	59,331	52,943	-10.8%	-1.2%	214,429	213,583	-0.4%
Provision for credit losses on loan portfolio, net of recoveries	(510,638)	(674,263)	(869,226)	28.9%	70.2%	(1,233,894)	(2,631,918)	113.3%

Risk-adjusted net interest income	1,856,684	1,773,490	1,702,170	-4.0%	-8.3%	6,809,299	7,186,177	5.5%

Other income
Fee income	741,992	757,688	748,269	-1.2%	0.8%	2,938,465	2,927,395	-0.4%
Net gain on foreign exchange transactions	267,859	238,376	266,027	11.6%	-0.7%	989,379	988,264	-0.1%
Net gain (losses) on securities	37,096	54,382	63,754	17.2%	71.9%	372,490	181,511	-51.3%
Net gain from associates	(864)	817	(1,373)	-268.1%	58.9%	15,216	(9,180)	-160.3%
Net gain (losses) on derivatives held for trading	9,957	3,288	29,594	800.1%	197.2%	(1,297)	89,706	n.a
Net gain (losses) from exchange differences	4,812	5,587	(13)	-100.2%	-100.3%	12,153	18,226	50.0%
Others	9,937	55,726	77,366	38.8%	678.6%	202,755	315,309	55.5%
Total other income	1,070,789	1,115,864	1,183,624	6.1%	10.5%	4,529,161	4,511,231	-0.4%

Total expenses
Salaries and employee benefits	(564,902)	(552,835)	(592,595)	7.2%	4.9%	(2,090,339)	(2,254,885)	7.9%
Administrative expenses	(736,377)	(690,092)	(794,793)	15.2%	7.9%	(2,346,996)	(2,656,468)	13.2%
Depreciation and amortization	(119,047)	(111,147)	(123,363)	11.0%	3.6%	(447,859)	(460,043)	2.7%
Other expenses	(59,997)	(68,474)	(100,066)	46.1%	66.8%	(193,654)	(252,114)	30.2%
Total expenses	(1,480,323)	(1,422,548)	(1,610,817)	13.2%	8.8%	(5,078,848)	(5,623,510)	10.7%

Profit before income tax	1,447,150	1,466,806	1,274,977	-13.1%	-11.9%	6,259,612	6,073,898	-3.0%

Income tax	(385,123)	(362,413)	(320,936)	-11.4%	-16.7%	(1,594,986)	(1,497,896)	-6.1%
Net profit attributable to BCP Stand-alone	1,062,027	1,104,393	954,041	-13.6%	-10.2%	4,664,626	4,576,003	-1.9%

Selected Financial Indicators

	Quarter			Up to
	4Q22	3Q23	4Q23	Dec 22	Dec 23
Profitability
ROAA (1)(2)	2.3%	2.5%	2.1%	2.5%	2.5%
ROAE (1)(2)	18.8%	18.6%	15.5%	21.3%	19.0%
Net interest margin (1)(2)	5.4%	5.8%	6.0%	4.6%	5.7%
Risk adjusted NIM (1)(2)	4.2%	4.2%	4.0%	3.9%	4.2%
Funding Cost (1)(2)(3)	1.9%	2.7%	2.5%	1.5%	2.4%

Quality of loan portfolio
IOL ratio	3.9%	4.4%	4.2%	3.9%	4.2%
NPL ratio	5.5%	6.1%	6.0%	5.5%	6.0%
Coverage of IOLs	131.6%	124.9%	135.8%	131.6%	135.8%
Coverage of NPLs	93.5%	89.3%	93.8%	93.5%	93.8%
Cost of risk (4)	1.7%	2.3%	2.9%	1.0%	2.2%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	41.9%	39.2%	41.8%	40.8%	38.8%
Oper. expenses as a percent. of av. tot. assets (1)(2)(5)	3.1%	3.0%	3.3%	2.7%	3.0%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(4) Cost of risk: Annualized provision for loan losses / Total loans.

(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

Datos elaborados por BCP para uso Interno	71

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12. Appendix

12.6.5. BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and due from banks	1,945,704	2,514,710	2,552,099	1.5%	31.2%
Investments	1,526,954	1,530,566	1,522,673	-0.5%	-0.3%
Total loans	9,253,908	9,598,393	9,401,800	-2.0%	1.6%
Current	8,997,604	9,299,719	9,112,231	-2.0%	1.3%
Internal overdue loans	231,247	251,779	240,528	-4.5%	4.0%
Refinanced	25,057	46,895	49,040	4.6%	95.7%
Allowance for loan losses	(397,602)	(377,842)	(351,688)	-6.9%	-11.5%
Net loans	8,856,305	9,220,551	9,050,112	-1.8%	2.2%
Property, plant and equipment, net	63,957	65,194	66,129	1.4%	3.4%
Other assets	304,873	270,614	309,865	14.5%	1.6%
Total assets	12,697,793	13,601,635	13,500,877	-0.7%	6.3%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	10,985,892	11,422,221	11,482,143	0.5%	4.5%
Due to banks and correspondents	77,909	91,033	78,296	-14.0%	0.5%
Bonds and subordinated debt	99,065	162,809	161,916	-0.5%	63.4%
Other liabilities	675,099	1,035,891	889,949	-14.1%	31.8%
Total liabilities	11,837,965	12,711,954	12,612,305	-0.8%	6.5%

Net equity	859,828	889,682	888,573	-0.1%	3.3%

TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	12,697,793	13,601,635	13,500,877	-0.7%	6.3%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Net interest income	78,977	83,227	84,160	1.1%	6.6%	324,626	332,337	2.4%
Provision for loan losses, net of recoveries	(17,126)	(11,497)	(27,530)	139.5%	60.8%	(52,119)	(38,040)	-27.0%
Net interest income after provisions	61,850	71,730	56,630	-21.1%	-8.4%	353,664	294,297	-16.8%
Non-financial income	46,134	59,541	48,427	-18.7%	5.0%	216,446	210,717	-2.6%
Total expenses	(84,186)	(91,978)	(82,730)	-10.1%	-1.7%	(339,458)	(359,811)	6.0%
Translation result	188	(31)	190	-717.4%	1.0%	112	50	-55.5%
Income taxes	(7,228)	(18,203)	(2,865)	-84.3%	-60.4%	(142,278)	(62,202)	-56.3%
Net income	16,759	21,059	19,652	-6.7%	17.3%	88,487	83,051	-6.1%

Selected Financial Indicators

	Quarter			% change		As of		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Efficiency ratio	64.5%	65.3%	59.0%	-9.7%	-8.5%	60.90%	61.32%	40 bps
ROAE	7.7%	9.7%	8.8%	-8.4%	14.2%	18.04%	19.75%	180 bps
L/D ratio	84.2%	84.0%	81.9%	-2.6%	-2.8%
IOL ratio	2.5%	2.6%	2.6%	-2.5%	2.4%
NPL ratio	2.8%	3.1%	3.1%	-1.0%	11.2%
Coverage of IOLs	171.9%	150.1%	146.2%	-2.6%	-15.0%
Coverage of NPLs	155.1%	126.5%	121.5%	-4.0%	-21.7%
Branches	45	46	46	0.0%	2.2%
Agentes	1,355	1,351	1,350	-0.1%	-0.4%
ATMs	312	314	315	0.3%	1.0%
Employees	1,696	1,732	1,726	-0.3%	1.8%

Datos elaborados por BCP para uso Interno	72

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12. Appendix

12.6.6. Mibanco

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
ASSETS
Cash and due from banks	1,850,881	1,618,194	1,121,452	-30.7%	-39.4%
Investments	1,459,434	1,789,628	2,556,436	42.8%	75.2%
Total loans	14,089,071	13,562,314	13,269,018	-2.2%	-5.8%
Current	13,228,543	12,622,778	12,333,980	-2.3%	-6.8%
Internal overdue loans	776,023	845,479	834,356	-1.3%	7.5%
Refinanced	84,505	94,057	100,682	7.0%	19.1%
Allowance for loan losses	(998,261)	(1,031,937)	(1,002,847)	-2.8%	0.5%
Net loans	13,090,810	12,530,377	12,266,171	-2.1%	-6.3%
Property, plant and equipment, net	133,756	131,899	139,064	5.4%	4.0%
Other assets	691,093	709,082	815,263	15.0%	18.0%
Total assets	17,225,973	16,779,181	16,898,386	0.7%	-1.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	9,315,188	10,036,767	9,999,230	-0.4%	7.3%
Due to banks and correspondents	3,074,234	2,466,913	2,411,642	-2.2%	-21.6%
Bonds and subordinated debt	552,728	701,233	611,166	-12.8%	10.6%
Other liabilities	1,502,258	643,403	879,725	36.7%	-41.4%
Total liabilities	14,444,408	13,848,316	13,901,763	0.4%	-3.8%

Net equity	2,781,565	2,930,865	2,996,623	2.2%	7.7%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	17,225,973	16,779,181	16,898,386	0.7%	-1.9%

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Net interest income	539,510	560,302	538,522	-3.9%	-0.2%	2,139,116	2,160,467	1.0%
Provision for loan losses, net of recoveries	(194,245)	(201,898)	(208,880)	3.5%	7.5%	(490,035)	(822,663)	67.9%
Net interest income after provisions	345,266	358,403	329,642	-8.0%	-4.5%	1,649,081	1,337,804	-18.9%
Non-financial income	35,736	31,716	55,766	75.8%	56.0%	127,702	161,438	26.4%
Total expenses	(316,253)	(314,070)	(324,854)	3.4%	2.7%	(1,186,392)	(1,248,582)	5.2%
Translation result	-	-	-	n.a	n.a	-	-	n.a
Income taxes	(17,814)	(15,680)	(6,670)	-57.5%	-62.6%	(164,702)	(46,892)	-71.5%
Net income	61,719	70,005	51,898	-25.9%	-15.9%	439,679	211,406	-51.9%

Selected Financial Indicators

	Quarter			% change		As of		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Efficiency ratio	52.3%	51.4%	52.9%	150 bps	60 bps	51.3%	52.7%	140 bps
ROAE	6.8%	8.3%	7.3%	-100 bps	50 bps	16.4%	7.1%	-930 bps
ROAE incl. Goodwill	6.5%	7.9%	7.0%	-100 bps	50 bps	15.6%	6.8%	-880 bps
L/D ratio	151.2%	135.1%	132.7%	-240 bps	-1850 bps
IOL ratio	5.5%	6.2%	6.3%	10 bps	80 bps
NPL ratio	6.1%	6.9%	7.0%	10 bps	90 bps
Coverage of IOLs	128.6%	122.1%	120.2%	-190 bps	-840 bps
Coverage of NPLs	116.0%	109.8%	107.3%	-260 bps	-880 bps
Branches (1)	287	292	292	-	5
Employees	9,725	9,940	9,842	(98)	117
(1)	Includes Banco de la Nación branches, which in December 22 were 34 and in September 23 and December 23 were 36.

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12. Appendix

12.6.7. Prima AFP

Key Indicators of Financial Position

(S/ Thousands, IFRS)

	As of			% change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
Total assets	734,967	684,835	740,729	8.2%	0.8%
Total liabilities	238,178	225,257	240,657	6.8%	1.0%
Net shareholders’ equity (1)	496,789	459,578	500,072	8.8%	0.7%

Statement of Income

(S/ Thousands, IFRS)

	Quarter			% change		As of		% change
Back to index	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Income from commissions	87,868	85,495	87,477	2.3%	-0.4%	373,731	350,963	-6.1%
Administrative and sale expenses	(36,063)	(37,756)	(41,049)	8.7%	13.8%	(166,210)	(156,070)	-6.1%
Depreciation and amortization	(5,603)	(6,429)	(6,388)	-0.6%	14.0%	(24,513)	(25,273)	3.1%
Operating income	46,202	41,310	40,040	-3.1%	-13.3%	183,008	169,620	-7.3%
Other income and expenses, net (profitability of lace)*	6,203	4,315	13,653	216.4%	120.1%	(17,051)	33,394	-295.8%
Income tax	(12,302)	(13,031)	(12,848)	-1.4%	4.4%	(55,759)	(52,673)	-5.5%
Net income before translation results	40,103	32,593	40,845	25.3%	1.9%	110,197	150,342	36.4%
Translations results	151	(596)	(466)	-21.8%	-408.1%	(686)	(793)	15.5%
Net income	40,254	31,998	40,379	26.2%	0.3%	109,511	149,549	36.6%
ROAE (1)	33.8%	28.9%	33.7%	480 pbs	-10 pbs	20.4%	30.0%	960 pbs

(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Sep 23	Sep 23 % share	Dec 23	% share
Fund 0	1,483	4.3%	1,555	4.2%
Fund 1	5,899	17.0%	6,385	17.3%
Fund 2	23,644	68.2%	25,292	68.6%
Fund 3	3,629	10.5%	3,619	9.8%
Total S/ Millions	34,655	100%	36,851	100%

Source: SBS.

Nominal profitability over the last 12 months
	Sep 23 / Sep 22(1)	Dec 23 / Dec 22(1)
Fund 0	7.8%	8.4%
Fund 1	14.3%	16.4%
Fund 2	10.2%	10.3%
Fund 3	3.0%	5.0%

(1) Includes new methodology of SBS to calculate quota value.

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

Main indicators and market share	Prima 3Q23	System 3Q23	% share 3Q23	Prima 4Q23	Prima 4Q23	Prima 4Q23
Affiliates	2,342,210	9,183,319	25.5%	2,342,422	-	25.2%
New affiliations	-	123,295	0.0%	-	107,451	0.0%
Funds under management (S/ Millions)	34,655	115,565	30.0%	36,851	122,806	30.0%
Collections (S/ Millions)	997	3,690	27.0%	1,030	3,783	27.2%
Voluntary contributions (S/ Millions)	814	2,009	40.9%	817	1,945	42.0%
RAM Flow (S/ Millions) (3)	1,383	4,571	30.3%	1,399	4,627	30.2%

Source: SBS

(1) Prima AFP estimate: Average of aggregated income for flow during the last 4 months.

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12. Appendix

12.6.8. Grupo Pacifico

Key Indicators of Financial Position
(S/ Thousands, IFRS)

	As of			% Change
	Dec 22	Sep 23	Dec 23	QoQ	YoY
Total Assets	15,895,361	15,796,121	16,549,171	4.8%	4.1%
Investment on Securities (1)	10,736,289	11,974,672	12,704,842	6.1%	18.3%
Total Liabilities	13,486,189	12,822,135	13,443,688	4.8%	-0.3%
Net Equity	2,390,599	2,956,944	3,086,571	4.4%	29.1%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		As of
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23
Insurance Service Result	146,137	324,995	255,886	-21.3%	75.1%	852,103	1,152,472
Reinsurance Result	-113,012	-118,588	-96,996	-18.2%	-14.2%	-460,899	-426,290
Insurance underwriting result	33,125	206,407	158,890	-23.0%	379.7%	391,204	726,182
Interest income	198,145	195,214	183,933	-5.8%	-7.2%	756,602	778,281
Interest Expenses	-109,852	-123,388	-126,387	2.4%	15.1%	-455,794	-493,247
Net Interest Income	88,293	71,826	57,546	-19.9%	-34.8%	300,808	285,034
Fee Income and Gain in FX	-2,628	-2,561	-2,744	7.1%	4.4%	-10,385	-11,951
Other Income No Core:
Net gain (loss) from exchange differences	10,768	20,672	893	-95.7%	-91.7%	12,222	15,888
Net loss on securities and associates	17,574	27,460	39,233	42.9%	123.2%	20,382	118,319
Other Income not operational	-11,517	25,779	32,649	26.6%	-383.5%	32,073	94,611
Other Income	14,197	71,350	70,031	-1.8%	393.3%	54,292	216,867
Operating expenses	-82,114	-79,355	-85,485	7.7%	4.1%	-262,796	-301,816
Other expenses	6,582	-19,594	-35,317	80.2%	-636.6%	-4,787	-75,549
Total Expenses	-75,532	-98,949	-120,802	22.1%	59.9%	-267,583	-377,365
Income tax	-3,096	-4,307	-29,667	588.8%	858.2%	-12,318	-40,290
Net income	56,987	246,327	135,998	-44.8%	138.6%	466,403	810,428

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

●	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;

●	corporate health insurance (dependent workers); and

●	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

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12. Appendix

Corporate health insurance and Medical Services (1)

(S/ in thousands)

	Quarterly			% change		As of		% change
	4Q22	3Q23	4Q23	QoQ	YoY	Dec 22	Dec 23	Dec 23 / Dec 22
Results
Net earned premiums	320,372	343,092	350,926	2.3%	9.5%	1,281,649	1,360,411	6.1%
Net claims	(258,466)	(273,212)	(260,201)	-4.8%	0.7%	(1,076,901)	(1,070,205)	-0.6%
Net fees	(14,511)	(14,754)	(14,818)	0.4%	2.1%	(55,900)	(58,543)	4.7%
Net underwriting expenses	(3,176)	(2,890)	(3,262)	12.9%	2.7%	(11,596)	(12,051)	3.9%
Underwriting result	44,219	52,237	72,645	39.1%	64.3%	137,251	219,613	60.0%

Net financial income	2,639	3,741	5,035	34.6%	90.8%	9,030	16,562	83.4%
Total expenses	(24,389)	(23,152)	(33,987)	46.8%	39.4%	(84,337)	(99,844)	18.4%
Other income	2,767	(1,639)	2,036	-224.2%	-26.4%	1,178	(2,686)	-327.9%
Traslations results	(2,843)	2,769	(1,596)	-157.6%	-43.9%	(3,410)	(2,423)	-28.9%
Income tax	(3,977)	(11,778)	(13,532)	14.9%	240.2%	(22,706)	(44,855)	97.5%

Net income before Medical services	18,416	22,178	30,602	38.0%	66.2%	37,007	86,367	133.4%

Net income of Medical services	28,336	26,436	30,083	13.8%	6.2%	109,470	118,449	8.2%

Net income	46,752	48,614	60,685	24.8%	29.8%	146,477	204,816	39.8%

(1) Reported under IFRS 4 standards.

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12. Appendix

12.6.9. Investment Management & Advisory *

Investment Management & Advisory	Quarter			% change		As of		% change
S/000	4Q22	3Q23	4Q23	QoQ	YoY	Dic 22	Dic 23	Dic 23 / Dic 22
Net interest income	22,012	20,100	18,757	-6.7%	-15%	79,307	82,105	3.5%
Non-financial income	190,667	182,989	226,078	23.5%	18.6%	694,501	809,387	16.5%
Fee income	124,761	127,085	147,019	15.7%	17.8%	534,189	530,413	-0.7%
Net gain on foreign exchange transactions	9,758	11,709	14,844	26.8%	52.1%	32,759	55,473	69.3%
Net gain on sales of securities	42,349	28,120	64,928	130.9%	53.3%	50,384	209,066	314.9%
Derivative Result	(11,908)	21,771	(16,731)	-176.8%	40.5%	60,409	(45,497)	-175.3%
Result from exposure to the exchange rate	19,483	(7,650)	9,470	-223.8%	-51.4%	(13,836)	33,330	-340.9%
Other income	6,224	1,954	6,548	235.1%	5.2%	30,596	26,602	-13.1%
Operating expenses (1)	(163,684)	(175,514)	(192,097)	9.4%	17.4%	(646,113)	(698,702)	8.1%
Operating income	48,995	27,575	52,738	91.3%	7.6%	127,695	192,790	51.0%
Income taxes	(12,803)	(4,937)	(10,006)	102.7%	-21.8%	(22,007)	(31,394)	42.7%
Non-controlling interest	(2,829)	(3,281)	(6,818)	107.8%	141.0%	(850)	(11,955)	n.a
Net income	39,021	25,919	49,550	91.2%	27.0%	106,538	173,351	62.7%

* Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.

(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

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12. Appendix

12.7.Table of calculations

Table of calculations (1)
Profitability	Net Interest Margin (NIM)	For further details on the new NIM calculation due to IFRS17, please refer to Annex 12.1
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	For further details on the new NIM calculation due to IFRS17, please refer to Annex 12.1
	Funding cost	For further details on the new Funding cost calculation due to IFRS17, please refer to Annex 12.1
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average net equity
Portfolio quality	Internal overdue ratio	Internal overdue loans Total loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans + Refinanced loans) Total loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non – performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Total loans
Operating performance	Efficiency ratio	For further details on the new Efficiency ratio calculation dur to IFRS17, please refer to Annex 12.1
Capital Adequacy	BIS ratio	Regulatory Capital Risk – weighted assets
	Tier 1 ratio	Tier 1 Risk – weighted assets
	Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (2) + Retained Earnings + Unrealized gains or losses Risk – weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

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12. Appendix

12.8.Glossary of terms

Term	Definition
Government Program Loans (“GP” or “GP Loans”)	Loan Portfolio related to Reactiva Peru and FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain.
Structural Loans	Loan Portfolio excluding GP Loans.
Structural Cost of Risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator, the total amount of GP Loans.
Structural NPL ratio	NPL Ratio, excluding the impact of GP Loans.
Structural NIM	NIM related to Structural Loans and Other Interest Earning Assets. It deducts the impact of GP Loans
Structural Funding Cost	Funding Cost deducting the impact in expenses and funding related to GP Loans

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